Filed Pursuant to Rule 424(B)(2)
Registration File No. 333-109338

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the related prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2004

P R O S P E C T U S   S U P P L E M E N T
(To Prospectus Dated January 26, 2004)

5,600,000 Shares

Ordinary Shares

$            per share

We are selling 5,600,000 of our ordinary shares. We have granted the underwriters an option to purchase up to 900,000 additional ordinary shares to cover over-allotments.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol "FLSH." The last reported sale price of our ordinary shares on the Nasdaq National Market on January 30, 2004 was $18.01 per share.

Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 2 of the related prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to M-Systems (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Citigroup

CIBC World Markets

UBS Investment Bank
HSBC
C.E. Unterberg, Towbin

Thomas Weisel Partners LLC

                        , 2004

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of ordinary shares and also adds to and updates information contained in the related prospectus and the documents incorporated by reference into the related prospectus. The second part is the related prospectus, which contains more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the related prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the related prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the related prospectus or that any information incorporated by reference therein is accurate as of any date other than the date of the document incorporated by reference.

The market data included in this document is based on independent industry publications, other publicly available information or good faith beliefs of our management. Although we believe that these independent sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

TABLE OF CONTENTS

Prospectus Supplement

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering contained elsewhere or incorporated by reference in this prospectus supplement and the related prospectus. This summary is not complete and may not contain all the information that you should consider before investing in our ordinary shares. You should read the entire prospectus supplement, the related prospectus and the documents we incorporate by reference before making an investment decision. In this prospectus supplement, unless otherwise noted, "we," "our," "us," and "M-Systems" refer to M-Systems Flash Disk Pioneers Ltd. and its subsidiaries.

Our Business

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip product.

We pioneered the USB flash drive concept with our DiskOnKey product, a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including media files such as pictures and audio files. According to estimates by Gartner, Inc., an independent market research firm, we led the worldwide market for USB flash drives in 2002 based on revenues. We believe that our market share of the global USB flash drive market in 2003 based on dollar value of shipments was approximately 25%. USB flash drives are beginning to replace the current standard 3.5 inch format floppy disk drives in personal computers (PCs) and, as a result, PC manufacturers are beginning to bundle USB flash drives with sales of PCs. Our DiskOnKey customers include many of the largest PC manufacturers, such as Apple, Dell, Hewlett Packard/Compaq and IBM.

Our DiskOnChip product jointly developed with Toshiba Corporation was the first monolithic flash disk product to be introduced to the market, combining flash memory and a controller on a single die. Mobile DiskOnChip, our next generation DiskOnChip product, is a high-capacity, high performance flash data storage solution for the multimedia mobile handset market. By combining our expertise in the management and optimization of flash memory with Toshiba's advanced flash memory technology, we have developed a flash memory solution for multimedia mobile handsets that provides high reliability, high speed and low power consumption with a smaller footprint than competing solutions. We believe that Mobile DiskOnChip is the most compact embedded flash data storage solution for multimedia mobile handsets available in the market. Our Mobile DiskOnChip has numerous design wins and has been designed into many multimedia mobile handsets, including handsets produced by four of the five leading handset manufacturers.

To support our anticipated growth, we recently entered into agreements with Toshiba and Samsung Electronics Co., Ltd., our principal suppliers of flash memory components. Each supplier has committed to provide us with a specified portion of its flash components manufacturing capacity at terms more favorable in many respects than under our previous arrangements. We believe that these capacity commitments will support our expected growth by providing a substantial portion of our anticipated near-term flash memory component needs.

Our Markets

We are focused primarily on two fast-growing digital consumer electronics markets: USB flash drives and multimedia mobile handsets.

USB Flash Drives

USB flash drives provide an innovative solution for removable data storage, allowing a user to conveniently store and carry data and to easily transfer data between PCs or similar devices with a USB port. USB flash drives have the following attributes:

•	High Capacity Combined with a Compact, Portable Form Factor: USB flash drives are thumb-sized, able to fit on a key chain, and are available in capacities ranging from 16 megabytes to 1 gigabyte (1,024 megabytes) of memory.

•	Ease of Use: USB flash drives are "plug-and-play" devices that are simple to use. USB flash drives are automatically recognized when plugged into a computer with current versions of popular operating systems, requiring no installation of additional equipment, an adaptor or a software driver.

•	Universal Interface: USB flash drives provide users with a compelling alternative to conventional removable storage media by leveraging the ubiquitous USB interface, which is standard in PCs sold in recent years.

A number of leading PC manufacturers have announced their intention to discontinue providing floppy disk drives as standard equipment in their computers. As a result, due to the advantages USB flash drives offer, PC manufacturers are beginning to bundle USB flash drives with sales of PCs. According to International Data Corporation (IDC), an independent market research firm, the annual bundled market for USB flash drives measured in units will exceed the non-bundled market beginning in 2005. In addition to being a replacement for floppy drives, we believe that USB flash drives will be used in a wide range of digital consumer electronics applications, including MP3 audio players, digital cameras, mobile phones and other handheld devices. Gartner estimates that the overall USB flash drive market will grow from approximately $306 million in 2003 to approximately $1.73 billion in 2007.

Multimedia Mobile Handsets

The market for mobile handsets with advanced multimedia capabilities is growing rapidly. An increasing number of handsets with data-centric features such as embedded digital cameras, color screens, e-mail capabilities and PDA (personal digital assistant) functionality are being introduced worldwide, as manufacturers combine mobile phones with other digital consumer electronics applications and devices. IDC estimates that the number of mobile handsets with embedded digital cameras, PDA functionality or other data-centric capabilities sold annually will increase from approximately 69 million in 2003 (representing approximately 15% of total handsets) to approximately 380 million in 2007 (representing approximately 57% of total handsets). In order to accommodate this trend, mobile handset manufacturers will need to upgrade their existing embedded memory solutions to offer the following:

•	Higher Capacity: Today's multimedia handsets require increasing amounts of memory to store more sophisticated operating systems as well as pictures, multimedia messages, video clips and other types of data-rich content. In many cases, new-generation handsets are required to include 4 to 16 times the memory capacity of voice-centric handsets (16 to 64 megabytes, compared with 2 to 4 megabytes for voice-centric headsets).

•	Higher Performance: In order to accommodate the growing demand for high capacity data storage as well as read/write functionality, mobile handset manufacturers are increasingly seeking to provide faster read/write speed performance with memory components that occupy less space and consume less power.

•	Lower Cost Per Byte: Data-centric applications require higher density memory solutions that provide high capacity with a small footprint at a lower cost per memory byte than memory solutions currently used in voice-centric handsets.

Consequently, mobile handset manufacturers are increasingly choosing to design their multimedia mobile handsets using embedded flash memory that can ensure high capacity and high performance data storage functionality at a lower cost per byte than existing memory solutions. As a result of the increased demand for multimedia capabilities in mobile handsets, IDC predicts that the market for high capacity (32 megabytes or more) embedded flash memory solutions in mobile handsets will grow from approximately 28 million handsets in 2003 (representing approximately 6% of total handsets) to over 190 million handsets in 2007 (representing approximately 29% of total handsets).

Our Products

In order to address the growing market opportunity for USB flash drives and flash data storage solutions for multimedia mobile handsets and other high capacity data-centric memory applications, we have focused primarily on the following product offerings:

DiskOnKey

Our DiskOnKey enables easy storage and transfer of data files, digital images and audio and video files between PCs, laptops and other USB-enabled devices. DiskOnKey is available in a range of capacities, from 16 megabytes to 1 gigabyte of memory. We believe that our DiskOnKey maintains a leading market share of the USB flash drive market due to the following product attributes:

•	High Performance: We believe that our DiskOnKey leads the USB flash drive market in performance. In an August 2003 PC World article, in a head-to-head comparison test, DiskOnKey 2.0, the newest version of our DiskOnKey, was shown to have write speeds approximately 336% faster than its nearest competitor in the test in completing a 120 megabyte write test, the equivalent of downloading approximately 60 4-megapixel pictures or 30 MP3 audio files.

•	Intellectual Property Rights: We hold a number of patents relating to the use of flash memory devices that connect using a USB interface. We believe that this provides us with a competitive advantage and is an important factor considered by our customers in selecting our products over products of our competitors.

•	Flash Independent Design: Due to the flexibility of its design, DiskOnKey is compatible with flash components from multiple suppliers, including our current suppliers, Toshiba and Samsung, and can be adapted to be compatible with flash components from additional suppliers that may enter the flash memory component market in the future. This allows us to seek additional sources of flash components for our DiskOnKey products to reduce our dependence on any specific flash component supplier.

•	Embedded Microprocessor: DiskOnKey includes an embedded processor within an application specific integrated circuit (ASIC), instead of a conventional controller. As a result, in addition to being a high performance data storage device, DiskOnKey is capable of executing applications which can allow DiskOnKey to be applied to uses other than data storage, including, for example, functioning as a secure access device, or smart card.

Our strategy is to sell our DiskOnKey through major original equipment manufacturers (OEMs) and consumer electronics companies, leveraging their market position and brand strength to achieve wide market penetration. We have established OEM relationships with a number of the largest PC manufacturers, such as Apple, Dell, Hewlett Packard/Compaq and IBM, to sell customized versions of our DiskOnKey under their respective brand names. We have also established relationships with leading consumer electronics companies worldwide, such as Data Media, Fujifilm and I-O Data, to sell customized or private label versions of our DiskOnKey in their respective geographic markets. Our DiskOnKey sales have grown from $26.8 million in 2002 to $77.6 million in 2003.

Mobile DiskOnChip

Our Mobile DiskOnChip, jointly developed with Toshiba, provides a reliable, high capacity and cost-effective embedded memory solution for data and code storage for multimedia mobile handsets. We believe our Mobile DiskOnChip product offering provides multimedia mobile handset manufacturers with an attractive solution due to the following product attributes:

•	High Density: Through our relationship with Toshiba, we have access to multi-level cell (MLC) flash memory technology which we believe allows us to offer a higher density solution than competing solutions in the market, practically doubling the capacity of our Mobile

DiskOnChip solutions without meaningfully increasing the size of the chip. We currently offer our Mobile DiskOnChip in capacities from 8 megabytes to 128 megabytes.

•	Cost-Effective, Improved Performance and Optimized Reliability: By combining our patented TrueFFS flash management software with an embedded controller, we have been able to optimize the reliability and improve the performance of high-density flash memory. This allows us to use high-density flash memory, traditionally limited to data storage, for code storage as well. As a result, we are able to provide mobile handset manufacturers with a less expensive, integrated memory solution for both code and data storage, while maintaining high performance and reliability.

•	Compact Size: Our monolithic, or single die, design – which combines a controller and flash memory within a single silicon die – further reduces the footprint of our Mobile DiskOnChip solution. Compact size is particularly important to multimedia mobile handset manufacturers that increasingly are seeking to provide increased product functionality using components that occupy less space.

Our strategy is to initially penetrate the mobile handset market by targeting design wins for our Mobile DiskOnChip in multimedia and other high-end mobile handsets and PDAs. Our Mobile DiskOnChip already has numerous design wins, including design wins with four of the five leading handset manufacturers, as well as with leading PDA manufacturers such as Hewlett Packard/Compaq and Sony. Sales of our Mobile DiskOnChip product have grown from $3.6 million in 2002 to $15.0 million in 2003.

Other Products

In addition to flash data storage products targeting the USB flash drive and multimedia mobile handset markets, we also sell flash data storage products targeted at the embedded systems and industrial applications markets. Our DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip. DiskOnChip is a cost-effective, reliable and compact data storage solution for embedded systems, including digital set-top boxes and thin client computers. We also sell our FFD (Fast Flash Disk) product, a ruggedized solid-state flash disk product for industrial applications that require reliable and high performance data storage. Sales of our DiskOnChip for embedded systems and FFD products were $31.7 million in 2002 and $30.0 million in 2003.

Our Competitive Strengths

Pioneer and Technology Leader in Flash Data Storage Products

We are pioneers of the flash data storage market. We have over fifteen years of experience and know-how in flash memory technology, which we leverage in our product development. This has repeatedly enabled us to be first to market with numerous innovative flash data storage products, including:

•	First to design a monolithic (single die) flash disk (DiskOnChip) in 1998;

•	First to introduce the USB flash drive concept (DiskOnKey) in 2000; and

•	First to enable high capacity MLC flash memory as an embedded solution for mobile handsets (Mobile DiskOnChip G3) in 2003.

Intellectual Property in Flash Data Storage

We believe that our intellectual property is one of our most valuable assets and therefore place a significant emphasis on pursuing a comprehensive IP strategy. We have a patent portfolio of 27 U.S. patents, including patents relating to the use of flash memory devices that connect using a

USB interface, as well as over 30 pending U.S. patent applications. We selectively license our technology as part of overall arrangements under which we receive in return, among other benefits, license fees, royalties or commitments for the supply of flash components on favorable terms. Our licensees include, among others, AMD, Samsung, Sharp, STMicroelectronics and Toshiba. In 2002, we brought an action for infringement against JMTek LLC, a manufacturer of flash based products including USB flash drives, and have recently settled the case, with JMTek agreeing to pay us royalties for the use of our intellectual property. We believe our intellectual property provides us with a competitive advantage and intend to continue defending it against infringement.

Strong Presence in Target Markets with Global Blue Chip Customer Base

We are focused primarily on the fast-growing markets for USB flash drives and embedded flash memory solutions for multimedia mobile handsets. Since introducing our DiskOnKey product, we believe that we have led the market in sales of USB flash drives and that our market share of the global USB flash drive market in 2003 based on dollar value of shipments was approximately 25%. Our DiskOnKey customers include some of the largest PC manufacturers — Apple, Dell, Hewlett Packard/Compaq and IBM. Our Mobile DiskOnChip product, an embedded flash memory solution for multimedia mobile handsets, provides a high density, highly reliable code and data storage solution for multimedia mobile handsets. To date, our Mobile DiskOnChip product has achieved numerous design wins, including design wins with four of the five leading mobile handset manufacturers.

Capability and Experience to Provide Customers with Unique Tailored Solutions

We sell our DiskOnKey products principally to OEMs, such as PC manufacturers, and consumer electronics companies, who then resell the product under their own brand names. In order to differentiate their product in the market, many of our DiskOnKey customers require that we customize the packaging and other features of the product, including the shape, color and material of the casing, as well as the applications embedded on the device. In order to meet the customization requirements of our customers, we have developed in-house expertise in consumer product design and plastics, which we believe is a significant competitive advantage and distinguishes us from other USB flash drive vendors. We currently have designed and support over 1,000 SKUs (stock keeping units) of our DiskOnKey product.

Strategic Relationships with Flash Memory Industry Leaders

We have recently expanded our strategic relationships with Toshiba and Samsung, our two principal flash memory suppliers. To support our anticipated growth, we have granted Toshiba and Samsung rights to our intellectual property in exchange for, among other benefits, a commitment to provide us with a specified portion of their respective flash component manufacturing capacity at terms more favorable in many respects than under our previous arrangements with these suppliers. In addition, we have combined our flash management expertise with Toshiba's flash memory technology and manufacturing know-how to develop high capacity, high performance flash memory solutions for data storage. We intend to continue to work with our current and future partners to jointly develop new products and further expand our strategic relationships.

Our Growth Strategy

To build upon our strong position in flash data storage solutions, we are pursuing the following strategy:

Expand and Strengthen Customer Relationships and Sales Channels and Increase Design Wins

Our strategy is to maintain a selective customer base that will provide us the greatest breadth in terms of market share and geographic footprint. To this end, our sales and marketing efforts are focused on customers whom we believe can provide our products to large potential markets.

We therefore seek in each geographic region to partner with strong consumer electronics companies in that region for our DiskOnKey product family. For example, in Japan we work with I-O Data, one of the largest consumer electronics companies in Japan, and in the United States we work with Dell, Fujifilm, Hewlett Packard/Compaq and IBM. We continuously seek to expand our relationships with our existing DiskOnKey customers to increase our sales to each customer, as well as continue to selectively target potential customers that can provide the broadest channels for our products. Similarly, for our Mobile DiskOnChip product family, we have targeted design wins with leading mobile handset manufacturers, including our recent design win for SonyEricsson. We continuously seek to increase our Mobile DiskOnChip design wins by targeting leading mobile handset manufacturers as well as by having our Mobile DiskOnChip included in reference designs created by leading semiconductor designers who supply mobile handset manufacturers. These semiconductor designers, by including our product in their reference design platforms, provide an endorsement for our product as well as an easy integration path for mobile handset manufacturers.

Increase Available Flash Components Supply at Attractive Prices

We source our flash memory components principally from Toshiba and Samsung, the two leading manufacturers of raw flash memory for data storage. We continually seek to diversify our sources of supply for flash memory as new technologies and fabrication facilities enter the market. We recently expanded our relationships with Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity at terms more favorable in many respects than under our previous arrangements with these suppliers. Our strategy is to pursue similar supply and licensing arrangements with other flash manufacturers, as well as other arrangements including potential investments or expenditures targeted to secure additional supply of flash memory components at attractive pricing terms.

Continue to Target New High Growth Consumer Electronics Markets

We believe our success is dependent upon our ability to continuously target new high growth consumer electronics markets through the introduction of leading-edge flash data storage products to address opportunities in those markets. We have a strong track record of being first to market with innovative flash data storage products targeting high growth consumer electronic markets, including our DiskOnKey and Mobile DiskOnChip products. We intend to continue to invest in research and development to bring to market advanced flash data storage products targeted at high growth digital consumer electronics applications. In particular, we are currently developing a new removable memory card form factor for the multimedia mobile handset market, which we believe will improve upon the existing products in the market. However, we cannot assure you that any products we are currently developing will be commercially successful.

Enable Partners to Develop Customized DiskOnKey Applications

Because our DiskOnKey contains a powerful embedded processor, it can be used for a host of other consumer electronic applications leveraging the DiskOnKey platform. To this end, we have equipped DiskOnKey with APIs (application programming interfaces) and other SDK (software development kit) tools, which enable software developers to develop unique, value-added applications for the DiskOnKey. To encourage the development of these applications, we have established two subsidiaries, SmartCaps and KeyComputing. We will seek through these ventures to motivate other companies to develop products that leverage the DiskOnKey platform. SmartCaps creates consumer electronics devices that use our DiskOnKey as the device's data storage, substantially lowering the cost of the device as compared to other devices which require the data storage to be embedded within the device. SmartCaps' first product will be an MP3 audio player designed for use with our DiskOnKey. KeyComputing creates software applications that leverage the DiskOnKey platform to provide solutions for business enterprises. For example, KeyComputing has jointly developed with a partner the XKey, a DiskOnKey application that enables employees to store on a DiskOnKey all software and data necessary to access their e-mail and personal files from any PC while away from the office, without the need to install any additional software on the PC.

Recent Developments

Results for the Fourth Quarter and the Year Ended December 31, 2003

On January 29, 2004, we reported our results for the fourth quarter and full year of 2003. Our revenues for 2003 increased by 101% to $130.1 million as compared to $64.8 million in 2002, primarily due to the strong growth of our DiskOnKey sales, which grew by 190% in 2003. Revenues for the fourth quarter of 2003 were $48.3 million, an increase of 134% over the fourth quarter of 2002 and 42% over the third quarter of 2003. In 2003, we returned to profitability, recording net income of $0.9 million, or $0.03 per diluted share. Our net income for the fourth quarter of 2003 was $1.9 million, or $0.06 per diluted share.

Expanded Toshiba Relationship

On July 29, 2003, we announced a set of new agreements with Toshiba that broadened our existing strategic relationship. The new agreements consisted principally of:

•	a master purchase agreement for the provision of flash components and Mobile DiskOnChip and DiskOnChip products,

•	a cross-license agreement,

•	a development and license agreement,

•	agreements establishing a venture relating to USB flash drives, and

•	a share purchase agreement for the investment in our ordinary shares by Toshiba.

Under the master purchase agreement, Toshiba has improved the overall terms under which we purchase from Toshiba raw flash components and Mobile DiskOnChip and DiskOnChip products. Under this agreement, we are required to make rolling forecasts that are binding on us to varying extents, and Toshiba is committed to supply us with flash components and Mobile DiskOnChip and DiskOnChip products in accordance with our forecasts. The agreement has a seven-year term.

The cross-license agreement between us grants a non-exclusive, worldwide, royalty-free and fully paid license to Toshiba with respect to all of our patents, and to us with respect to certain of Toshiba's patents. In each case, the term of the license runs through the expiration of the last to expire licensed patent. We expect Toshiba to utilize our intellectual property related to USB flash drives to develop and sell a USB flash drive that will compete with our DiskOnKey.

The development and license agreement provides for the development of new Mobile DiskOnChip and DiskOnChip products and restates the provisions of our previous development and license agreements relating to earlier versions of our Mobile DiskOnChip and DiskOnChip products. Under this agreement, which terminates in 2018 except for certain provisions related to development which terminate in 2010, we licensed certain of our intellectual property to Toshiba for the production and sale of the jointly developed products in exchange for royalties.

We also entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established a venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business that we conduct through the venture. In addition, Toshiba and we will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture.

Under the share purchase agreement, Toshiba invested $4 million in our company, acquiring 330,811 ordinary shares. In addition, Toshiba has the option until July 30, 2004 to increase its stake in our company to up to 4.99% of the aggregate shares outstanding at the time of exercise, through the purchase of shares directly from us at a price equal to the closing price per share on the last trading day prior to exercise of the option. Under the share purchase agreement, if Toshiba's holdings of our ordinary shares exceed 7% of our outstanding shares, Toshiba has the right to request us to use our commercially reasonable efforts to have a representative of Toshiba nominated to our board of directors as a director or observer.

Expanded Samsung Relationship

On December 31, 2003, we entered into an agreement with Samsung broadening our existing relationship. Under this agreement, Samsung agreed to provide us with a specified portion of its raw flash component manufacturing capacity available to third parties at more favorable pricing terms than under our previous arrangement. The agreement is effective for a period of four years. As part of the agreement, we granted Samsung a license to all of our patents for any products produced by Samsung until the expiration of the last to expire licensed patent. We also agreed not to pursue any action for infringement of our patents against any customer of Samsung for use of our patents to manufacture flash data storage devices, provided that the customer uses both flash components and controllers sourced from Samsung. In exchange for the license, Samsung agreed to pay us a fixed stream of payments throughout the term of the agreement. We expect Samsung to utilize its license to sell a USB flash drive that competes with our DiskOnKey.

Settlement of Patent Litigation and New License Agreement

In September 2003, we reached an agreement with JMTek regarding the patent infringement lawsuit we had filed against it on October 1, 2002. Under the terms of this agreement, JMTek recognized our patents for the architecture of our USB flash drive and our TrueFFS technology. As part of the settlement, JMTek entered into a licensing agreement with us and agreed to pay us royalties on its sales of USB flash drive products.

Corporate Information

We are a company organized under the laws of the State of Israel. We commenced operations in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar-Saba 44425, Israel and our telephone number is (972) 9-764-5000. Our U.S. agent is our subsidiary, M-Systems, Inc., located at 8371 Central Avenue, Suite A, Newark, CA 94560, and its telephone number is (510) 494-2090. Our website address is www.m-sys.com. The information contained on, or linked from, our website is not a part of this prospectus supplement.

The Offering

Ordinary shares offered	5,600,000 ordinary shares
Ordinary shares to be outstanding after the offering	34,682,615 ordinary shares
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, as well as for potential investments or expenditures to secure additional sources of supply for flash memory components and potential acquisitions.
Nasdaq National Market symbol	FLSH

The number of our ordinary shares to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2003 and excludes:

•	5,874,059 ordinary shares issuable upon the exercise of options outstanding at a weighted average exercise price of $8.81 per share as of December 31, 2003, of which options to purchase an aggregate of 1,449,926 ordinary shares were exercisable as of December 31, 2003, as well as 112,000 ordinary shares issuable upon the exercise of options granted to certain directors, which grants are subject to the approval and ratification of our shareholders;

•	a total of 2,192,697 shares reserved for future issuance under our stock option and employee stock purchase plans as of December 31, 2003; and

•	an option granted to Toshiba to purchase unregistered ordinary shares up to that number which would raise Toshiba's total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital on the day Toshiba exercises its option, at an exercise price equal to the closing price of our ordinary shares on Nasdaq on the last trading day before the day on which Toshiba exercises its option.

Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

All references to "dollars" or "$" in this prospectus supplement are to U.S. dollars.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider all of the information in this prospectus supplement, the related prospectus and the documents we have incorporated by reference. In particular, see "Risk Factors" beginning on page 2 of the related prospectus.

Summary Consolidated Financial Data

The table below presents a summary of our consolidated financial data. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2003 have been derived from our audited consolidated financial statements included herein. The following summary consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes contained herein and in our annual and other reports which are incorporated by reference into the related prospectus, the section of this prospectus supplement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information incorporated by reference into the related prospectus.

	Year ended December 31,
	2001	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$44,678	$64,817	$130,054
Cost of revenues	30,356	44,415	93,114
Inventory write-down	30,217	—	—
Gross profit (loss)	(15,895)	20,402	36,940
Operating expenses:
Research and development, net	13,290	11,974	14,714
Selling and marketing	12,122	12,547	19,419
General and administrative	3,913	4,000	4,852
Total operating expenses	29,325	28,521	38,985
Operating loss	(45,220)	(8,119)	(2,045)
Other income (expenses)	(1,193)	—	131
Financial income, net	4,628	2,619	2,711
Income (loss) before minority interest in losses of a subsidiary	(41,785)	(5,500)	797
Minority interest in losses of a subsidiary	—	—	117
Net income (loss)	$(41,785)	$(5,500)	$914
Basic net earnings (loss) per share	$(1.56)	$(0.20)	$0.03
Diluted net earnings (loss) per share	$(1.56)	$(0.20)	$0.03
Weighted average number of shares used in computing basic net earnings (loss) per share	26,716	26,953	28,178
Weighted average number of shares used in computing diluted net earnings (loss) per share	26,716	26,953	30,513

December 31, 2003
(in thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and marketable securities	$79,807
Working capital	65,827
Total assets	180,488
Debt	—
Total liabilities	39,863
Total shareholders' equity	140,625

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the related prospectus contain, refer to or incorporate historical information and forward-looking statements within the meaning of the U.S. federal securities laws. Statements looking forward in time are included in this prospectus supplement and the related prospectus pursuant to and in reliance upon the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested, including all of the risks and uncertainties discussed under "Risk Factors" in the related prospectus and elsewhere in this prospectus supplement and the related prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, and you should therefore not rely on these forward-looking statements, which speak only as of the date of this prospectus supplement.

We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project," "predict," "seek," "should," "will" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including U.S. securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

USE OF PROCEEDS

We expect to receive approximately $92.8 million in net proceeds from the sale of ordinary shares in this offering, or approximately $108.0 million if the underwriters' over-allotment option is exercised in full (assuming a public offering price of $18.01 per share, the last reported sale price of our ordinary shares on the Nasdaq National Market on January 30, 2004), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, as well as for potential investments or expenditures to secure additional sources of supply for flash memory components and potential acquisitions. Such investments or expenditures could include, among other things, direct investments in fabrication facilities, investments in suppliers of flash memory components or advance payments to secure future flash memory component manufacturing capacity. However, we currently have no commitments or agreements for any specific investments, expenditures or acquisitions. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities or deposit the net proceeds in bank accounts, including in Israel, the U.S. and Europe.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares trade on the Nasdaq National Market under the symbol "FLSH." The following table sets forth, for the periods indicated, the high and low last reported sales prices for our ordinary shares on the Nasdaq National Market:

	High	Low
1999:	$17.00	$1.82
2000:*	$44.25	$11.94
2001:	$16.56	$3.92
2002:	$12.59	$4.95

2002:
First Quarter	$12.59	$7.15
Second Quarter	$9.86	$7.27
Third Quarter	$8.68	$6.21
Fourth Quarter	$8.68	$4.95

2003:
First Quarter	$8.25	$5.20
Second Quarter	$11.72	$6.00
Third Quarter:
July 2003	$15.70	$11.43
August 2003	$17.19	$14.53
September 2003	$17.61	$15.66
Fourth Quarter:
October 2003	$21.49	$15.73
November 2003	$22.49	$18.18
December 2003	$20.15	$15.78
2004:
January 2004 (through January 30)	$22.00	$17.64

*	We effected a two-for-one stock split in September 2000. Accordingly, the share price information for dates prior to September 2000 has been adjusted for comparative purposes to reflect such stock split.

The last reported sale price of our ordinary shares on the Nasdaq National Market on January 30, 2004 was $18.01.

The ordinary shares to be sold in this offering, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least seven days' prior notice of shareholders' meetings. A special resolution can be adopted only if the shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on, unless all the shareholders entitled to vote thereon agree to a shorter period. For purposes of determining the shareholders entitled to notice, our board of directors may fix a record date not more than 60 days nor fewer than 10 days prior to the date of the meeting. American Stock Transfer & Trust Company, New York, New York, serves as the transfer agent for the ordinary shares.

Following our 2003 annual meeting of shareholders, Messrs. Itsik Onfus and Eli Ayalon joined our board of directors and Mr. Amir Friedman left the board. For additional information regarding our board of directors and our ordinary shares, see the related prospectus and our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as amended, which is incorporated by reference into the related prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and to expand our business.

Under the provisions of our Articles of Association, the declaration of any final cash dividends in respect of any fiscal period requires shareholder approval, which may reduce but not increase such dividend from the amount proposed by our board of directors; provided that any failure by the shareholders to approve a final dividend will not affect any interim dividend which has been paid. Payments of dividends may be subject to withholding and other taxes.

We have decided to reinvest permanently the amount of tax-exempt income derived from our approved enterprises and not to distribute such income as dividends. In the event that we decide to pay a cash dividend from income that is tax exempt, we would be liable for corporate tax on the amount distributed at the rate of 20%. Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law.

CAPITALIZATION

The following table sets forth as of December 31, 2003:

•	our actual cash, cash equivalents, bank deposits and marketable securities and capitalization; and

•	our actual cash, cash equivalents, bank deposits and marketable securities and capitalization as adjusted to give effect to this offering at an assumed public offering price of $18.01 per share, the last reported sale price of our ordinary shares on Nasdaq on January 30, 2004.

The following table excludes:

•	5,874,059 ordinary shares issuable upon the exercise of options outstanding at a weighted average exercise price of $8.81 per share as of December 31, 2003, of which options to purchase an aggregate of 1,449,926 ordinary shares were exercisable as of December 31, 2003, as well as 112,000 ordinary shares issuable upon the exercise of options granted to certain directors, which grants are subject to the approval and ratification of our shareholders;

•	a total of 2,192,697 shares reserved for future issuance under our stock option and employee stock purchase plans as of December 31, 2003; and

•	an option granted to Toshiba to purchase unregistered ordinary shares up to that number which would raise Toshiba's total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital as of the day on which Toshiba exercises its option, at an exercise price per share equal to the closing price of our ordinary shares on Nasdaq on the last trading day before the day on which Toshiba exercises its option.

You should read this table in conjunction with our consolidated financial statements and the related notes included herein and incorporated by reference in the related prospectus.

	As of December 31, 2003
	Actual	As adjusted
	(in thousands)
Cash, cash equivalents, bank deposits and marketable securities	$79,807	$172,616
Debt	—	—
Shareholders' equity: Share capital: Ordinary shares of NIS 0.001 par value, Authorized — 100,000,000 shares;
Issued and outstanding — 29,082,615 shares (as adjusted 34,682,615 shares)	$8	$9
Additional paid-in capital	196,808	289,616
Accumulated deficit	(56,191)	(56,191)
Total shareholders' equity	140,625	233,434
Total capitalization	$140,625	$233,434

Cash, cash equivalents, bank deposits and marketable securities as of December 31, 2003 (actual) included $46.1 million of long-term marketable securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two fast-growing digital consumer electronics markets: the USB flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip product. We also sell flash data storage products targeted at the embedded systems and industrial applications markets, including our DiskOnChip and Fast Flash Disk (FFD) products.

All of our flash data storage products require flash memory components. Although we do not operate our own fabrication facilities, we have obtained capacity commitments for flash memory components as a result of our recent agreements with Samsung and Toshiba, our principal suppliers of flash memory components. We believe that these capacity commitments will support our expected growth by providing a substantial portion of our anticipated near-term flash memory component needs.

Results of Operations

The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

Revenues.    Substantially all of our revenues are generated from sales of our products. A significant portion of our product sales consists of sales of our DiskOnKey product line, sales of our DiskOnChip product line and sales of our Mobile DiskOnChip product line. For the year ended December 31, 2003, we derived approximately 60% of our revenues from sales of our DiskOnKey product line, approximately 20% of our revenues from sales of our DiskOnChip product line and approximately 12% of our revenues from sales of our Mobile DiskOnChip product line.

We began to generate revenues from our DiskOnKey product line in 2001 and from our Mobile DiskOnChip product line in 2002. Although we experienced a decline in DiskOnChip revenues for embedded systems in 2001 due to the global economic slowdown, our introduction of the DiskOnKey and Mobile DiskOnChip products have since brought us consistent revenue growth and our quarterly results have shown consecutive growth, quarter by quarter, from the third quarter of 2001 through the fourth quarter of 2003.

Because our products address rapidly growing markets, our revenue growth has been accelerating. In 2002, our revenues grew by 45% in comparison to 2001, and our revenues in 2003 grew by 101% in comparison to 2002. Our quarterly sequential revenue growth has increased from 16% in the second quarter of 2003 to 33% and 42% in the last two quarters of 2003, respectively. We expect our revenues to continue to grow in the coming quarters, though at a slower rate. Such revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. We have expanded our work force from 260 employees at January 1, 2002 to 352 employees at December 31, 2003. While we believe we have sufficient resources to manage our anticipated growth, we cannot assure you that our logistical infrastructure, systems and controls will be adequate to support such anticipated growth.

In addition to our product sales, we generate revenues from the license of our technology to third parties. In 2003, we increased our sources of licensing revenues, licensing our technology to flash memory manufacturers and manufacturers of USB flash drives, among others. Under our current license agreements, in exchange for granting the licenses, we receive license fees, royalties or access to flash memory component manufacturing capacity from the licensee company, or a combination thereof. Revenues from licensing our technology represented less than 5% of our revenues in each of 2002 and 2003. We expect that revenues from licensing our technology will increase in 2004. Given the high gross margins associated with revenues from licensing our technology, our gross profit and net income are more sensitive to changes in our license fees and royalties than to changes in product sales.

In 2003, we entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established a venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business we conduct through the venture. In addition, Toshiba and we will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture. The activities of the venture during 2003 did not have a material effect on our results of operations.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2002 and 2003, our top 10 customers accounted for 56% and 55% of our revenues, respectively. In 2003, one customer, I-O & YT PTE Ltd., a subsidiary of I-O Data Device, Inc., accounted for greater than 10% of our total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for at least the next several years.

Sales in Asia accounted for the majority of our revenues in 2003. For the years ended December 31, 2002 and 2003, revenues in Asia represented approximately 54% and 50% of our total revenues, respectively.

Cost of Revenues.    Our cost of revenues consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of revenues.

In the event that the market price for flash components increases, we may be unable to pass these price increases on to our customers and, consequently, our cost of revenues could rise and our gross margins could be adversely impacted. For example, in the third and fourth quarters of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise. Due to the higher prices for flash components in those quarters, our gross margins declined to 27% in the third quarter of 2003 and 25% in the fourth quarter of 2003, as compared to 32% in the second quarter of 2003. As a result of our recent agreements with Toshiba and Samsung, we expect our gross margins to increase in the coming quarters as compared to the fourth quarter of 2003. However, to the extent flash memory supply constraints continue, our gross margins could continue to be negatively affected.

In addition, we expect that the majority of our revenue growth in the coming quarters will come from sales of our DiskOnKey product to the USB flash drive market and sales of our Mobile DiskOnChip product to the multimedia mobile handset market. Both of these markets are very competitive with competitors using aggressive pricing strategies to gain market share, leading to pricing pressures. We expect the combination of pricing pressures and continuing flash memory component supply constraints to result in our DiskOnKey and Mobile DiskOnChip products having lower gross margins than our other products in the coming quarters. As a result, we expect that gross margins for our DiskOnKey and Mobile DiskOnChip products will continue to exert downward pressure on our overall gross margins in the coming quarters, which may not be offset by the expected improvement in our gross margins resulting from our recent agreements with Toshiba and Samsung.

Research and Development Expenses, Net.    Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, and the Information Society Technology Fund, or IST. All research and development costs are expensed as incurred.

We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2003, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new products and product lines to address existing and potential markets, including our planned new removable memory card form factor for the multimedia mobile handset market.

Selling and Marketing Expenses.    Selling and marketing expenses consist primarily of salaries, commissions, participation in our partners' marketing efforts and related personnel expenses for those engaged in the sale, marketing and support of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2003, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our selling and marketing activities and invested in building new sales channels. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

General and Administrative Expenses.    General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

Financial Income, Net.    Financial income, net consists primarily of interest earned on marketable securities and bank deposits, gains or losses from the sale of marketable securities and foreign currency translation differences resulting from the conversion of monetary balance sheet items denominated in non-dollar currencies.

Other Income.    In the fourth quarter of 2003, we recognized a capital gain of $131,000 from the sale of a portion of the shares we held in Phison Electronics Corp., a publicly-traded Taiwanese technology company.

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Year Ended December 31,
	2002	2003
Revenues	100.0%	100.0%
Cost of revenues	68.5	71.6
Gross profit	31.5	28.4
Operating expenses:
Research and development, net	18.5	11.3
Selling and marketing	19.4	14.9
General and administrative	6.2	3.7
Total operating expenses	44.0	29.9
Operating loss	(12.5)	(1.5)
Financial income, net	4.0	2.0
Other income	—	0.1
Income (loss) before minority interest in losses of a subsidiary	(8.5)	0.6
Minority interest in losses of a subsidiary	—	0.1
Net income (loss)	(8.5)%	0.7%

The following table sets forth, for the periods indicated, our revenues by product line (in thousands):

	Year Ended December 31,
	2002	2003
DiskOnKey	$26,810	$77,631
DiskOnChip	25,753	25,960
Mobile DiskOnChip	3,613	14,990
Fast Flash Disk (FFD)	5,926	4,017
Other	2,715	7,456
Total	$64,817	$130,054

    Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.    Revenues for the year ended December 31, 2003 increased by $65.2 million, or 101%, to $130.1 million from $64.8 million for the year ended December 31, 2002. Sales of our DiskOnKey products increased by $50.8 million, or 190%, to $77.6 million and sales of our Mobile DiskOnChip products increased by $11.4 million, or 315%, to $15.0 million. The increase in revenues was attributable primarily to increased sales of our DiskOnKey and Mobile DiskOnChip products.

Gross Profit.    Our gross profit for the year ended December 31, 2003 increased by $16.5 million to $36.9 million, an increase of 81% from gross profit of $20.4 million for the year ended December 31, 2002. Our gross margins declined from 31.5% for the year ended December 31, 2002 to 28.4% for the year ended December 31, 2003, due to an increase in the price of flash components as a result of a shortage in the supply of flash memory components and due to pricing pressures resulting from increasing competition. This decline was partially offset by an increase in our revenues from licensing fees and royalties.

Research and Development Expenses, Net.    Our gross research and development expenses for the year ended December 31, 2003 increased by $3.1 million to $15.4 million, an increase of 25.6% from gross research and development expenses of $12.2 million for the year ended December 31, 2002. Our net research and development expenses for the year ended December 31, 2003 increased by $2.7 million to $14.7 million, an increase of 22.9% from net research and development expenses of $12.0 million for the year ended December 31, 2002. The increase in our gross research and development expenses is attributable to our decision to increase our investments in the development of new products. As a percentage of revenues, our net research and development expenses decreased to 11.3% for the year ended December 31, 2003 from 18.5% for the year ended December 31, 2002. During the year ended December 31, 2003, we recognized $84,000, $414,000, and $177,000 of research and development grants from SIIRD, IST and OCS, respectively, compared to $63,000, $212,000 and $0 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2002.

Selling and Marketing Expenses.    Selling and marketing expenses for the year ended December 31, 2003 increased by $6.9 million, or 55%, to $19.4 million from $12.5 million for the year ended December 31, 2002. This increase is attributable to the expansion of our sales and marketing efforts to target expected growth in the USB flash drive and multimedia mobile handset markets. As a percentage of revenues, our selling and marketing expenses decreased to 14.9% for the year ended December 31, 2003 from 19.4% for the year ended December 31, 2002.

General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2003 increased by $0.9 million, or 21%, to $4.9 million from $4.0 million for the year ended December 31, 2002. This increase is attributable mainly to expenses associated with an intellectual property litigation matter, which was settled in the third quarter of 2003. As a percentage of revenues, our general and administrative expenses decreased to 3.7% for the year ended December 31, 2003 from 6.2% for the year ended December 31, 2002.

Financial Income, Net.    Financial income, net for the year ended December 31, 2003 increased slightly by $0.1 million to $2.7 million from $2.6 million for the year ended December 31, 2002.

Minority Interest in Losses of Subsidiary.    In July 2003, we established a subsidiary, SmartCaps Ltd., to create consumer electronics devices that use our DiskOnKey as the device's data storage. The OCS has invested in SmartCaps, and currently holds 20.05% of the subsidiary's equity. During 2003, we reported minority interest in the losses of SmartCaps of $117,000.

Net Income (Loss).     For the year ended December 31, 2003, we recognized net income of $0.9 million compared to a net loss of $5.5 million for the year ended December 31, 2002.

Liquidity And Capital Resources

To date, we have funded our operations primarily through cash from operations and, to a much lesser extent, through government grants to support our selling and marketing and research and development efforts. We completed our initial public offering in March 1993. In March 2000, we completed a secondary offering of our ordinary shares, which provided net proceeds to us of approximately $149.6 million.

As of December 31, 2003, our cash, cash equivalents, bank deposits and marketable securities were $79.8 million ($46.1 million of this amount being comprised of long-term marketable securities). These balances decreased in the fourth quarter of 2003 due to our having increased inventory to meet increasing market demand and due to accelerated payments to suppliers. We believe that our cash, cash equivalents, bank deposits and short-term marketable securities (totaling $33.7 million as of December 31, 2003), together with the net proceeds from this offering, will be sufficient to fund our working capital needs and planned capital expenditures for the next twelve months.

We had no indebtedness as of December 31, 2003. As of December 31, 2003, we had authorized and available credit lines of $ 4.0 million from banks. None of the credit lines were drawn upon as of December 31, 2003. In connection with the credit lines, we agreed not to place any liens on our assets without the respective banks' consent.

On May 1, 2003, we entered into a share purchase agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 unregistered ordinary shares. The shares were issued in July 2003 for total consideration of approximately $4.1 million.

In August 2003, Toshiba invested $4.0 million in our company ($3.9 million net of issuance expenses), receiving 330,811 unregistered ordinary shares at a price per share of $12.0915. In addition, we issued an option to Toshiba to purchase additional unregistered ordinary shares up to the number which would raise its total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital at the time of exercise, at an exercise price equal to the closing price of our ordinary shares on Nasdaq on the last trading day before the day on which Toshiba exercises its option. The option is exercisable by Toshiba through July 30, 2004.

Net cash used in operating activities for the year ended December 31, 2003 was $22.0 million, as compared to $2.8 million for the year ended December 31, 2002. This increase was attributable primarily to changes in our working capital to support a larger revenue base, in particular to an increase in our trade receivables and inventory. Our trade receivables increased to $19.7 million at December 31, 2003 from $4.9 million at December 31, 2002. This increase reflects our increased sales in 2003. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future.

Our inventories increased from $17.1 million at December 31, 2002 to $45.9 million at December 31, 2003, in order to meet increasing market demand. Our inventory of finished goods increased from $10.7 million at December 31, 2002 to $33.1 million at December 31, 2003 due to an increase in product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy and, to a lesser extent, an increase in inventory on consignment to our customers, which collectively increased from $6.1 million to $27.8 million over this same period. See also "— Critical Accounting Policies and Estimates — Revenue Recognition." We expect that our inventory levels will continue to be at higher than historical levels as our revenues continue to grow.

During 2001, as a result of a sharp reduction in the prices of flash components, and the economic slowdown that caused a decline in our sales, thereby causing prolonged inventory cycles, we re-evaluated the fair value of our inventories and recorded an inventory write-down in the cost of revenues of approximately $30.2 million.

We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures. In addition, we may also use cash for potential investments or expenditures to secure additional sources of supply for flash memory components and potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

For the year ended December 31, 2003, the aggregate amount of our capital expenditures was $2.8 million. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

Lease Commitments

Our facilities in Omer, Israel, our subsidiaries' facilities and our vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease commitments under non-cancelable operating leases are as follows:

	Year ended December 31,
	2004	2005	2006	Total

Facilities	$267,000	$67,000	$67,000	$401,000
Vehicles	1,085,000	916,000	378,000	2,379,000
Total	$1,352,000	$983,000	$445,000	$2,780,000

Facilities lease expenses for the years ended December 31, 2002 and 2003, were approximately $456,000 and $386,000, respectively. Vehicle lease expenses for the years ended December 31, 2002 and 2003 were approximately $763,000 and $1,169,000, respectively.

Royalty Commitments

Under our research and development agreements with the OCS and SIIRD, we are required to pay royalties at the rate of 1.5% to 5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and 100% of the SIIRD research and development grants (dollar-linked) related to such projects. In addition, the Israeli Government, through the Fund for Encouragement of Marketing Activities ("FEMA"), awarded us and our U.S. subsidiary grants for participation in expenses for overseas marketing. We are committed to pay royalties to FEMA at the rate of 3% on the increase in export sales, up to the amount of the grants received by us. As of December 31, 2003, we had outstanding obligations to pay royalties of $311,000 in respect of these various grants.

Taxation

Israeli companies are subject to corporate tax at the rate of 36%. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower. Most of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. The primary tax benefits resulting from such status are described below.

During 2001, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2001, we initiated a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from our Omer facility is tax exempt for a 10-year period, commencing in the year in which we first recognize Israeli taxable income from that facility. However, the tax-exempt period will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for the Omer approved enterprise. We came to an agreement with the Israeli tax authorities on the percentage of revenues which are deemed attributable to the facility in Omer.

In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of our ordinary shares held by non-Israelis in that remaining period (the more of our ordinary shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise, and will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the period relating to these approved enterprises will expire between 2005 and 2012. The tax benefit periods for these approved enterprises have not yet commenced except for the first program.

We manufacture part of our products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which we are entitled. We are currently negotiating this matter with the Israeli tax authorities. Because we do not expect to report taxable income for the foreseeable future, we do not expect the outcome of these negotiations, even if adverse, to have a material impact on us.

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under such programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. In the event that we do not comply with these conditions, in whole or in part, we may be required to refund the amount of the benefits, indexed to the Israeli CPI, with interest.

For the years ended December 31, 2002 and 2003, we incurred losses for tax purposes. Accordingly, we did not provide for taxes on income in the reported periods.

Inflation

Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the U.S. and our other markets has not had a material effect on our results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition — We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

Revenues from product sales are recognized in accordance with SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the retailers or distributors sell our products to the end customers, or the right expires.

Deferred revenues consists of amounts received from customers for which revenue has not been recognized.

We do not recognize revenues on product sales when we are uncertain of the customer's ultimate acceptance of the product due to, for example, new product introductions, or changes to product features, manufacturing processes or component design. Revenues are not recognized on these product sales until such time as we believe the customer's acceptance of the product is reasonably certain. Such product sales are included in inventory until such time as the revenues are recognized.

We also do not recognize revenues on product sales when we are unable to determine the ability of the customer to honor a commitment to make fixed and determinable payments. Revenues are not recognized on these product sales until the customer proves consistency of payments made pursuant to agreed terms. Such product sales are included in inventory until such time as the revenues are recognized.

Royalties from licensing the right to use our technology are recognized when the related sales are made. We determine such sales by receiving confirmation of sales subject to royalties from licensees. We recognize license fees and fixed non-refundable royalties ratably over the term of the license.

Inventory Valuation — Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components.

Warranties — We provide for the estimated cost of product warranties at the time revenue is recognized. The products we sell are covered by a warranty for periods ranging from one year to five years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profits.

Investment in other companies — Investment in other companies is recorded at cost. Our investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Functional Currency

The dollar is the primary currency in the economic environment in which we operate. Most of our sales are made outside of Israel and are denominated in dollars. Most of our purchases of materials and components are made outside of Israel and are denominated in dollars. In addition, most marketing and service costs are incurred in dollars. As a result, our functional and reporting currency is the dollar.

Recent Developments

In October 2003, Jaco Electronics, Inc. (one of our distributors) filed a claim against our U.S. subsidiary. In this action, the claimant alleged, among other things, that there was fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics, Inc. (a former distributor of ours). Jaco's fraud and related claims arise out of alleged assurances by our U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arises out of the alleged use of certain information from Jaco reports. The claimant is demanding monetary damages in an amount of not less than $10.4 million plus punitive damages. We intend to vigorously defend the case. We filed a motion to dismiss the complaint on December 12, 2003. Briefing is continuing on that motion. At this stage, we are unable to estimate the financial consequences, if any, of this action.

On December 31, 2003, we entered into an agreement with Samsung broadening our existing relationship. Under this agreement, Samsung agreed to provide us with a specified portion of its raw flash component manufacturing capacity available to third parties at more favorable pricing terms than under our previous arrangement. The agreement is effective for a period of four years. As part of the agreement, we granted Samsung a license to all of our patents for any products produced by Samsung until the expiration of the last to expire licensed patent. We also agreed not to pursue any action for infringement of our patents against any customer of Samsung for use of our patents to manufacture flash data storage devices, provided that the customer uses both flash components and controllers sourced from Samsung. In exchange for the license, Samsung agreed to pay us a fixed stream of payments through the term of the agreement.

MATERIAL ISRAELI TAX CONSIDERATIONS

The following discussion describes the material Israeli income tax consequences to a holder of our ordinary shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the U.S. and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

Capital Gains Taxes on Sales of our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of securities and other capital assets. In general, the capital gains tax rate on the sale of publicly-traded securities of an Israeli company is 15% for gains accrued after December 31, 2002. Non-residents of Israel, however, are exempt from Israeli capital gains tax on the sale of our shares.

A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Israel presently has no estate or gift tax.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a "U.S. Holder." For purposes of this discussion, a "U.S. Holder" is:

•	An individual who is a citizen or resident of the U.S. (as defined for U.S. federal income tax purposes);

•	A corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any state thereof;

•	An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	A trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is an individual, corporation, estate or trust other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

This discussion is a summary for general information only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This summary considers only holders that are beneficial owners of our ordinary shares that will own ordinary shares as capital assets.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions or "financial services entities";

•	holders who hold ordinary shares as part of a "straddle," "hedge," "constructive sale" or "conversion transaction" with other investments;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	holders whose functional currency is not the dollar;

•	holders who received ordinary shares as compensation; and

•	certain expatriates or former long-term residents of the U.S.

This discussion does not consider the tax treatment of holders that are partnerships or other pass- through entities or persons who hold our ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

Each investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

Dividends

Subject to the discussion below under "— Tax Consequences of Passive Foreign Investment Company Status," a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including the amount of foreign taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the ordinary shares and, to the extent in excess of such basis and subject to the PFIC discussion below, will be treated as gain from the sale or exchange of such ordinary shares. See the discussion below under "— Sale or Exchange."

Dividends paid after May 5, 2003 and prior to January 1, 2009 to non-corporate U.S. Holders who meet certain eligibility requirements (including holding period requirements) qualify for a reduced rate of taxation of 15% or lower if (a) our ordinary shares are readily tradable on an established securities market in the U.S., or (b) we qualify for benefits under an income tax treaty. Our ordinary shares are listed and traded on Nasdaq. Under recent Internal Revenue Service ("IRS") guidance, so long as our ordinary shares are listed and traded on Nasdaq, dividends paid with respect to our ordinary shares should qualify for the reduced rate.

A U.S. Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements. In particular, a U.S. Holder will not be entitled to the reduced rate: (a) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period required by the statute. In addition, dividends paid with respect to our ordinary shares will not qualify for the reduced rate if we are a foreign investment company, a foreign personal holding company, or a passive foreign investment company, as these terms are defined for U.S. federal income tax purposes. Due to the nature of our activities and income, we do not believe we are a foreign investment company or a foreign personal holding company. Although we do not believe we were a PFIC for 2003, see the discussion below under "— Tax Consequences of Passive Foreign Investment Company Status," for more information. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions of our current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their U.S. federal income tax liability subject to limitations and restrictions discussed below.

The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Sale or Exchange

Subject to the discussion below under "— Tax Consequences of Passive Foreign Investment Company Status," upon the sale or exchange of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's tax basis in the ordinary shares, which is usually the dollar cost of such shares, and the amount realized on the sale or exchange. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

Tax Consequences of Passive Foreign Investment Company Status

We will be a passive foreign investment company, or "PFIC", if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more (directly or indirectly) of the shares by value, is passive income. Alternatively, we will be a PFIC if 50% or more of our gross assets in a taxable year, averaged over the year and generally determined based on fair market value and including our pro rata share of the assets of any company, U.S. or foreign, in which we are considered to own 25% (directly or indirectly) or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes, among other things, amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below):

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our ordinary shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us with respect to our ordinary shares in the shorter of either the three previous taxable years or such U.S. Holder's holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year and to years prior to our being a PFIC in its gross income as ordinary income for that taxable year. A U.S. Holder must pay tax on amounts allocated to each other taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax for that taxable year.

•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of ordinary shares also will be treated as an excess distribution and will be subject to taxation and an interest charge as described above.

•	The tax basis in our ordinary shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis in such shares, if lower than fair market value.

If we become a PFIC for any taxable year, the special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund" ("QEF") in such year or, if later, the first taxable year in which the U.S. Holder owns our ordinary shares and if we comply with certain reporting requirements. Instead, a U.S. Holder who has made a QEF election would be required for each taxable year in which we were a PFIC to include in income its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis. Once such an election is made, it applies to all subsequent taxable years unless revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to such shareholder's timely filed U.S. federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 with such shareholder's U.S. federal income tax return every year.

A U.S. Holder of PFIC stock which is publicly traded could, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder's adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. If a U.S. Holder makes a mark-to-market election after the beginning of its holding period of our ordinary shares, the U.S. Holder would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

We reasonably believe that we were not a PFIC for 2003. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in future years.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including as to the advisability of choosing to make a QEF election, a "protective" QEF election, or an election to mark the shares to market annually.

Tax Consequences for Non-U.S. Holders of our Ordinary Shares

Except as described below under "— U.S. Information Reporting and Backup Withholding," a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

•	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the U.S.; or

•	the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

U.S. Information Reporting and Backup Withholding

A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the U.S. on our ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares. In addition, a U.S. Holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the U.S. on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides a properly completed IRS Form W-9 or otherwise establishes a basis for exemption.

A Non-U.S. Holder generally is not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the sale, exchange, redemption or other disposition of our ordinary shares, provided such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability, and a U.S. Holder or Non-U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc., CIBC World Markets Corp., UBS Securities LLC, HSBC Securities (USA) Inc., C.E. Unterberg, Towbin and Thomas Weisel Partners LLC are acting as representatives of the underwriters named below. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
CIBC World Markets Corp.
UBS Securities LLC
HSBC Securities (USA) Inc.
C.E. Unterberg, Towbin
Thomas Weisel Partners LLC
Total	5,600,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may re-allow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 900,000 ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

We, our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares, except that one of our directors may sell up to 50,000 shares during such period and the Company will be able to issue up to a specified number of shares in connection with acquisitions, as long as the recipients of such shares agree to be subject to a substantially similar lock-up. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Our ordinary shares are quoted on the Nasdaq National Market under the symbol "FLSH."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ordinary shares.

Paid by M-Systems
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We anticipate that the aggregate expenses of this offering payable by us (other than underwriting discounts and commissions) will be approximately $2.5 million. These expenses consist primarily of registration, filing and listing fees, Israeli stamp duty, printing fees and legal and accounting expenses.

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the ordinary shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters with respect to Israeli law will be passed upon for us by our Israeli counsel, Meitar Liquornik Geva & Leshem Brandwein. A member of Meitar Liquornik Geva & Leshem Brandwein on secondment to us holds options to acquire 110,000 of our ordinary shares. Certain legal matters with respect to U.S. law will be passed upon for us by Weil, Gotshal & Manges LLP. Certain legal matters with respect to Israeli law will be passed upon for the underwriters by Yigal Arnon & Co. Certain legal matters with respect to U.S. law will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 included herein, have been audited by Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay), a member of Ernst & Young Global, independent auditors, as set forth in their report thereon included herein which, as to the years 2002 and 2001, are based in part on the report of other auditors. The financial statements referred to above are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
M-SYSTEMS FLASH DISK PIONEERS LTD.

We have audited the accompanying consolidated balance sheets of M-Systems Flash Disk Pioneers Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets constituting 2.9% out of the Company's total consolidated assets as of December 31, 2002 and total revenues constituting 28% and 26% out of the Company's total consolidated revenues for the years ended December 31, 2001 and 2002, respectively. These financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for this subsidiary is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
January 18, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of
M-Systems, Inc.

We have audited the balance sheets of M-Systems, Inc. (a wholly owned subsidiary of M-Systems Flash Disk Pioneers Ltd.) as of December 31, 2002 and 2001 and the related statements of operations, shareholders deficiency, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M-Systems, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5, the Company's revenues consist of commission income from its parent company that are generated under terms and conditions prescribed by its parent company. Further, as of December 31, 2002, the Company has a net liability of $10,354,000 due to its parent company and is economically dependant upon its parent company for continuing financial support. The accompanying financial statements of M-Systems, Inc. may not necessarily be indicative of the financial position, results of operations and cash flows of the Company had it operated without its affiliation with and continuing financial support of its parent company.

/s/ BDO Seidman, LLP

San Jose, California
January 8, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share data

	December 31,
	2002	2003
ASSETS
Current Assets:
Cash and cash equivalents	$29,833	$25,218
Short-term bank deposits	23,364	1,161
Short-term marketable securities (Note 3)	10,836	7,356
Trade receivables (net of allowance for doubtful accounts — $102 in 2002 and $246 in 2003)	4,920	19,722
Other accounts receivable and prepaid expenses	1,962	3,162
Inventories (Note 4)	17,100	45,857
Total current assets	88,015	102,476
Long-term investments:
Severance pay funds	1,763	2,532
Long-term marketable securities (Note 3)	30,061	46,072
Long-term investments (Note 5)	10,616	11,360
Total long-term investments	42,440	59,964
Property and equipment, net (Note 6)	16,756	17,481
Other intangible assets, net (Note 7)	991	567
Total assets	$148,202	$180,488
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables	$8,044	$17,785
Deferred revenues	4,759	11,920
Other accounts payable and accrued expenses (Note 8)	4,915	6,944
Total current liabilities	17,718	36,649
Accrued severance pay	2,194	3,190
Minority interest in a subsidiary	—	24
Commitments and contingent liabilities (Note 9)
Shareholders' equity (Note 10):
Share capital:
Ordinary shares of NIS 0.001 par value: Authorized — 100,000,000 shares at December 31, 2002 and 2003; Issued and outstanding — 27,485,361 shares at December 31, 2002 and 29,082,615 shares at December 31, 2003	8	8
Additional paid-in capital	185,387	196,808
Accumulated deficit	(57,105)	(56,191)
Total shareholders' equity	128,290	140,625
Total liabilities and shareholders' equity	$148,202	$180,488

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2001	2002	2003
Revenues (Note 14)	$44,678	$64,817	$130,054
Cost of revenues	30,356	44,415	93,114
Inventory write-down (Note 4)	30,217	—	—
Gross profit (loss)	(15,895)	20,402	36,940
Operating expenses:
Research and development, net (Note 13a)	13,290	11,974	14,714
Selling and marketing	12,122	12,547	19,419
General and administrative	3,913	4,000	4,852
Total operating expenses	29,325	28,521	38,985
Operating loss	(45,220)	(8,119)	(2,045)
Financial income, net (Note 13b)	4,628	2,619	2,711
Other income (expenses)	(1,193)	—	131
Income (loss) before minority interest in losses of a subsidiary	(41,785)	(5,500)	797
Minority interest in losses of a subsidiary	—	—	117
Net income (loss)	$(41,785)	$(5,500)	$914
Basic and diluted net earnings (loss) per share (Note 11)	$(1.56)	$(0.20)	$0.03

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2001	$8	$187,356	$(4,738)	$(7)	$(9,820)		$172,799
Exercise of options, net	*) —	562	—	—	—		562
Reversal of accrued issuance expenses	—	1,315	—	—	—		1,315
Issuance of shares related to employees stock purchase plan	*) —	153	—	—	—		153
Cancellation of treasury stock	—	(4,738)	4,738	—	—		—
Other comprehensive income (loss):
Reclassification adjustment to available for sale marketable securities	—	—	—	7	—	$7	7
Net loss	—	—	—	—	(41,785)	(41,785)	(41,785)
Total comprehensive loss						$(41,778)
Balance as of December 31, 2001	8	184,648	—	—	(51,605)		133,051
Exercise of options, net	*) —	303	—	—	—		303
Exercise of warrants by investors	*) —	*) —	—	—	—		*) —
Issuance of shares related to employees stock purchase plan	*) —	436	—	—	—		436
Other comprehensive income (loss):
Net loss	—	—	—	—	(5,500)	$(5,500)	(5,500)
Total comprehensive loss						$(5,500)
Balance as of December 31, 2002	8	185,387	—	—	(57,105)		128,290
Issuance of shares, net	*) —	7,898	—	—	—		7,898
Exercise of options, net	*) —	2,918	—	—	—		2,918
Issuance of shares related to employees stock purchase plan	*) —	605	—	—	—		605
Other comprehensive income (loss):
Net income	—	—	—	—	914	$914	914
Total comprehensive income						$914
Balance as of December 31, 2003	$8	$196,808	$—	$—	$(56,191)		$140,625

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(41,785)	$(5,500)	$914
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization of other intangible assets	2,213	2,234	2,480
Amortization of goodwill	65	—	—
Accrued interest on short-term bank deposits	(783)	(502)	(121)
Interest accrued, amortization of premium and accretion of discount on held-to-maturity marketable securities	27	167	606
Write-off of long-term investment in KeyNetica Inc.	1,012	—	—
Capital loss (gain) from sale of property and equipment	181	—	—
Gain on sale of available for sale and held to maturity marketable securities	(106)	(70)	—
Gain on sale of investment in Phison	—	—	(131)
Accrued severance pay, net	15	(80)	227
Minority interest in losses of subsidiary	—	—	(117)
Decrease (increase) in trade receivables	2,031	205	(14,802)
Decrease (increase) in other accounts receivable and prepaid expenses	477	(903)	(1,212)
Decrease (increase) in inventories	25,907	(5,469)	(28,757)
Increase (decrease) in trade payables	(380)	5,248	9,741
Increase in deferred revenues	1,755	1,840	7,161
Increase (decrease) in other accounts payable and accrued expenses	(455)	79	2,029
Net cash used in operating activities	(9,826)	(2,751)	(21,982)
Cash flows from investing activities:
Investment in held to maturity marketable securities	(29,435)	(30,955)	(31,194)
Purchase of property and equipment	(14,735)	(1,292)	(2,805)
Investment in long-term lease deposits	(50)	7	(68)
Loans to employees, net	(64)	(76)	(27)
Proceeds paid by the minority shareholder for the establishment of a subsidiary	—	—	141
Proceeds from sale and maturity of available for sale and held to maturity marketable securities	11,092	11,283	18,057
Proceeds from sales of property and equipment	86	33	24
Proceeds from sale of investment in Phison	—	—	150
Short-term bank deposits, net	47,709	(22,862)	22,324
Investment in private companies	—	(207)	(656)
Purchase of the minority interest in a subsidiary	(235)	—	—
Net cash provided by (used in) investing activities	14,368	(44,069)	5,946

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from financing activities:
Proceeds from issuance of share capital, net	—	—	7,898
Proceeds from exercise of options, net	562	303	2,918
Proceeds from issuance of shares related to employees stock purchase plan	153	436	605
Net cash provided by financing activities	715	739	11,421
Increase (decrease) in cash and cash equivalents	5,257	(46,081)	(4,615)
Cash and cash equivalents at the beginning of the year	70,657	75,914	29,833
Cash and cash equivalents at the end of the year	$75,914	$29,833	$25,218
Non-cash activities:
Issuance expenses payable (reversal)	$(1,315)	$—	$—
Realized losses on available for sale marketable securities	$7	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

Note 1: — General

a.	M-Systems Flash Disk Pioneers Ltd. (the "Company") designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. The Company's products are primarily focused on two fast-growing digital consumer electronics markets: the Company's DiskOnKey products target the USB (universal serial bus) flash drive market and the Company's Mobile DiskOnChip products primarily target the multimedia mobile handset market. The Company's DiskOnKey product is a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including media files such as pictures and audio files. The Company's DiskOnChip product jointly developed with Toshiba Corporation ("Toshiba") is a monolithic flash disk product, combining flash memory and a controller on a single die. Mobile DiskOnChip, the Company's next generation DiskOnChip product, is a high-capacity and high performance flash data storage solution for the multimedia mobile handset market. In addition to flash data storage products targeting the USB flash drive and multimedia mobile handset markets, the Company also sells flash data storage products targeting the embedded systems and industrial applications markets. The Company's DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip. The Company also sells its FFD (Fast Flash Disk) product, a ruggedized solid state flash disk product for industrial applications that require reliable and high performance data storage.

As of December 31, 2003, the Company has wholly-owned subsidiaries in the United States, Netherlands, Taiwan, China, U.K., Japan and Israel, and an Israeli subsidiary in which the Company holds a 79.95% interest.

b.	The Company's flash memory based products require flash components, which are currently supplied by Toshiba and Samsung Electronics Co., Ltd. ("Samsung"). The Company depends on Toshiba and Samsung for flash memory components and any shortage or disruption in its supply from these sources or achievement of lower yield than expected will adversely affect the Company's results of operations and financial condition. The Company expects to depend upon Toshiba and Samsung for a significant portion of its anticipated flash memory requirements. If either Toshiba or Samsung fails to comply with its supply commitment to the Company or closes down or downsizes its flash business, or if either Toshiba or Samsung terminates its supplier relationship with the Company or supplies the Company with flash memory components with low yields, the Company's business, financial condition and operating results will be adversely affected. In addition, if those flash component suppliers do not continue to invest in the required advancements in their flash technology and flash products, the Company's business, financial condition and operating results may suffer.

In addition, the Company depends on Toshiba as a single source for its Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products, and expects to depend on Toshiba as a single source for future DiskOnChip products. Toshiba not only provides the flash components but also manufactures and assembles the finished product. If Toshiba were to close down or downsize its flash business, experience manufacturing problems or delays for any reason, including experiencing difficulty in obtaining sufficient raw materials, work stoppages, or excessive demand for its manufacturing capacity, the Company may be unable to fill its customers' orders for this product or unable to fulfill them in a timely fashion, which would result in lost sales and significantly lower revenues.

The Company relies on third parties to manufacture and supply components for its products, including the capacitors, printed circuit boards and the application specific integrated circuit ("ASIC") components used in the DiskOnKey and in some of the DiskOnChip products. For some components, the Company relies on a single source of supply. In particular, the Company

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

has an agreement with Atmel Sarl, its single source for supply of ASIC components for the DiskOnKey products. Because the Company depends on individual suppliers for certain key components, and generally does not have a long-term supply contract with its suppliers, it faces the risk of inadequate component supply, price increases, late deliveries and poor component quality, as suppliers may terminate their relationships with the Company or pursue other relationships with the Company's competitors.

For information regarding the Company's principal markets and major customers, see Note 14.

c.	In July 2003, the Company announced a set of new agreements with Toshiba that broadened its existing strategic relationship. The new agreements consisted principally of a master purchase agreement for the provision of flash components and Mobile DiskOnChip and DiskOnChip products, a cross-license agreement, a development and license agreement, agreements establishing a venture relating to USB flash drives, and a share purchase agreement for the investment in the Company's ordinary shares by Toshiba.

Under the master purchase agreement, Toshiba has improved the overall terms under which the Company purchases from Toshiba raw flash components and Mobile DiskOnChip and DiskOnChip products. Under this agreement, the Company is required to make rolling forecasts that are binding on the Company to varying extents, and Toshiba is committed to supplying the Company with flash components and Mobile DiskOnChip and DiskOnChip products in accordance with the Company's forecasts. The agreement has a seven-year term.

The cross-licensing agreement with Toshiba provides Toshiba with a license to all patents of the Company and provides the Company with a license to specified patents of Toshiba.

The development and license agreement provides for the development of new Mobile DiskOnChip and DiskOnChip products. Under this agreement, which terminates in 2018 except for certain provisions related to development which terminate in 2010, the Company licensed certain of its intellectual property to Toshiba for the production and sale of the jointly developed products in exchange for royalties.

In addition, the Company and Toshiba established, under a set of agreements, a venture designed to enable the Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives (see also Note 5).

Under the share purchase agreement, the Company issued 330,811 ordinary shares to Toshiba at fair market value, for total consideration of $3,877 (net of issuance expenses in the amount of $123), and granted Toshiba an option, exercisable until July 30, 2004, to increase its stake in the Company to up to 4.99% of the aggregate shares outstanding at the time of exercise, through the purchase of additional ordinary shares from the Company at a price equal to the closing price per share on the last trading day prior to exercise of the option.

d.	In July 2003, as part of a framework agreement for start-up companies signed on April 15, 2003 with the State of Israel, the Company established a new subsidiary, SmartCaps Ltd. ("SmartCaps"). SmartCaps was formed for the research, development and marketing of consumer electronics applications related to the DiskOnKey line of products. The State of Israel, through the Office of the Chief Scientist, has committed to match the Company's investment in SmartCaps up to a total amount of approximately $550. In consideration of their respective investments, each of the Company and the State of Israel will receive 250,000 preferred shares, NIS 0.01 par value. Pursuant to an agreement between the Company and the State of Israel, the Company will have sole control over the management of SmartCaps, including all voting rights and the right to nominate all board members. Under the agreement, the Company has a call option to purchase

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

the State of Israel's holding in SmartCaps at any time until the earlier of an initial public offering of SmartCaps or five years from the day of investment. The exercise price of the option will be equal to the amount invested by the State of Israel plus interest, as described in the agreement. Under certain circumstances, the State of Israel has a put option to sell its holding in SmartCaps to the Company at the same exercise price as the call option described above. As of December 31, 2003, the Company had invested the entire $550 amount, while the State of Israel had invested approximately $141. As a result, the Company currently holds 79.95% of the share capital of SmartCaps, which may decrease to as low as 50% at such time as the State of Israel completes its investment commitment.

Note 2: — Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and each of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. Short-term bank deposits are presented at their cost, including accrued interest. The deposits are in U.S. dollars and bear annual interest at an average rate of 1.15%.

Marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. As of December 31, 2003 and 2002, the Company classified all its marketable securities as held to maturity.

Debt securities which the Company does not intend or is not able to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as trading securities. Securities designated as available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity — accumulated other comprehensive income (loss).

The cost of debt securities held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as interest and decline in value judged to be other than temporary, are included in financial income, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-downs are provided to cover risks arising from slow-moving items, excess inventories, technological obsolescence or market prices lower than cost. In 2001, the Company re-evaluated the fair value of its inventories and wrote-down $30,217.

Cost is determined as follows:

Raw materials, parts and supplies — using the moving average cost method.

Work in progress and finished products:

Raw materials and components — using the moving average cost method.

Labor, overhead and subcontracted work — on the basis of actual costs.

Investments in other companies:

The investments in other companies are stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2001, the Company recorded a write off of its investments in KeyNetica in the amount of $1,012. As of December 31, 2003, based on management's most recent analyses, no additional impairment losses have been identified.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Building	4
Computers, manufacturing and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

Other intangible assets:

Intangible assets that arose from acquisitions prior to July 1, 2001 are amortized on a straight-line basis over their useful life in accordance with Accounting Principles Board Opinion No. 17 "Intangible Assets" ("APB No. 17"), over the following periods:

Weighted average amortization period in years
Core Technology	3
Patents and know-how	3
Other	5
Total	3

Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment for Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2003, no impairment losses have been identified.

Goodwill:

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 5 years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Based on its most recent analysis, management believes that no impairment of intangible assets exists as of December 31, 2003.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Revenue recognition:

The Company and its subsidiaries generate most of their revenues from selling their data storage products to end customers, distributors, retailers and Original Equipment Manufacturers ("OEM").

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated result of operations, consolidated financial position or consolidated cash flows.

Revenues from product sales are recognized in accordance with SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell the Company's products to the end customers, or the right expires.

Deferred revenues consists of amounts received from customers for which revenue has not been recognized.

The Company does not recognize revenues on product sales when the Company is uncertain of the customer's ultimate acceptance of the product due to, for example, new product introductions, or changes to product features, manufacturing processes or component design. Revenues are not recognized on these product sales until such time as the Company believes the customer's acceptance of the product is reasonably certain. Such product sales are included in inventory until such time as the revenues are recognized.

The Company also does not recognize revenues on product sales when it is unable to determine the ability of the customer to honor a commitment to make fixed and determinable payments. Revenues are not recognized on these product sales until the customer proves consistency of payments made pursuant to agreed terms. Such product sales are included in inventory until such time as the revenues are recognized.

Royalties from licensing the right to use the Company's technology are recognized when the related sales are made. The Company determines such sales by receiving confirmation of sales subject to royalties from licensees. The Company recognizes license fees and fixed non-refundable royalties ratably over the term of the license.

Research and development costs, net

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for funding approved research and development projects and for funding marketing activities are recognized at the time the Company and its subsidiary are entitled to such grants, based on costs incurred, and are recorded as a deduction from research and development costs, and selling and marketing expenses, respectively (see also Notes 9 and 13a).

In addition, during 2003, the Company received non-royalty-bearing grants from the Information Society Technology Fund ("IST") in the amount of $ 415 for its participation in the secure mobile payments and services on chip project ("SN-PAYSOC"). The grants are not required to be repaid and are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are recorded as a deduction of research and development costs.

Warranty costs:

The Company provides warranties for periods between 12 - 60 months at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 200, $272 and $166, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 195, $ 132 and $125, respectively.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested mainly in U.S. dollars in deposits with major banks worldwide (mainly in Israel, the United States, the Cayman Islands, England and France). Such deposits may be in excess of insured limits and may not be insured at all in some jurisdictions. Management believes that the financial institutions that hold the investments of the Company and its subsidiaries are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables whose collection may be doubtful.

Investments in marketable securities are conducted through investment banks in France and the United States, and include investments in government and corporate debts. Management believes that the financial institutions that hold the Company's investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these investments.

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option pricing model, with the following weighted-average assumptions for each of the years ended December 31, 2001, 2002 and 2003: expected volatility of 104%, 62% and 71%, respectively; a risk-free interest rate of 2%, 1.5% and 1%, respectively; dividend yield of 0% for all years; and a weighted-average expected life of 3.25 years for all years presented.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options' vesting period, which is four years.

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2001	2002	2003
Net income (loss) as reported	$(41,785)	$(5,500)	$914
Deduct — stock-based compensation expense determined under fair value method for all awards	4,580	4,475	5,328
Pro forma net loss	$(46,365)	$(9,975)	$(4,414)
Pro forma basic and diluted net loss per share	$(1.74)	$(0.37)	$(0.16)
Basic and diluted net earnings (loss) per share, as reported	$(1.56)	$(0.20)	$0.03

Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli and Taiwanese severance pay laws as applicable to the relevant employees, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with severance pay funds, insurance policies and an accrual. The value of those policies is recorded as an asset in the Company's balance sheet.

The Company's liability for all of its employees in Taiwan is not covered by deposits with severance pay funds or insurance policies, but only by an accrual.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The deposited funds for the Company's Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $ 501, $ 531 and $1,067, respectively.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, and trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

The fair value of marketable securities was based on the quoted market prices (see Note 3).

Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share since they had an anti-dilutive effect was 3,519,902, 3,635,851 and 346,052 for 2001, 2002 and 2003, respectively.

Note 3: — Marketable Securities

The following is a summary of held-to-maturity marketable securities:

	December 31,
	2002				2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Government debts	$10,041	$434	$(9)	$10,466	$15,636	$334	$(136)	$15,834
Corporate debts	30,856	975	—	31,831	37,792	765	(355)	38,202
	$40,897	$1,409	$(9)	$42,297	$53,428	$1,099	$(491)	$54,036

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2003 are:

	Amortized cost	Estimated fair market value
2004 (short-term marketable securities)	$7,356	$7,391
2005	18,013	18,421
2006	8,263	8,683
2007	5,218	5,441
2008	2,091	2,054
2010	1,013	995
2013	4,054	3,934
2015	2,000	2,000
2018	5,420	5,117
	$53,428	$54,036

The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity "accumulated other comprehensive losses" amounted to $ 7, $ 0 and $0 in 2001, 2002 and 2003, respectively.

During 2002, the Company sold several marketable securities for consideration of $8,283, and several of the securities were redeemed for consideration of $3,000. The marketable securities were sold before their maturity, due to deterioration of their credit rating. As a result of the sale, the Company recorded gain in the amount of $70 in financial income. During 2003, several of the securities were redeemed for consideration of $18,057.

Note 4: — Inventories

	December 31,
	2002	2003
Raw materials	$3,021	$2,314
Work in progress	3,367	10,431
Finished goods	10,712	33,112
	$17,100	$45,857

Finished goods include product sales for which revenues were not recognized during the period in accordance with the Company's revenue recognition policy (see also Note 2) and, to a lesser extent, inventory on consignment to the Company's customers, which collectively amounted to $6,069 at December 31, 2002 and $27,801 at December 31, 2003.

During 2001, as a result of a sharp reduction in the prices of flash components, and the economic slowdown that caused a decline in the Company's sales, thereby causing prolonged inventory cycles, the Company re-evaluated the fair value of its inventories and recorded an inventory write-down in the cost of revenues of approximately $30,217.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Note 5: — Long-Term Investments

	December 31,
	2002	2003
Investment in Saifun Semiconductors Ltd. (1)	$10,000	$10,000
Investment in Phison Electronics Corp. (2)	207	494
Investment in venture with Toshiba (3)	—	350
Employee loans and lease deposits	409	516
	$10,616	$11,360

(1)	In October 2000, the Company purchased 586,080 of the outstanding Preferred B shares of NIS 0.01 par value of Saifun Semiconductors Ltd. ("Saifun") for $10,000. Saifun is a privately held Israeli company engaged in research, development, production and marketing of flash memory products and technology. Saifun's founder, Chief Executive Officer and director was, until December 2002, a member of the Board of Directors of the Company. As of December 31, 2003, the investment represents approximately 2.5% of the outstanding shares of Saifun.
(2)	During the first quarter of 2002, the Company signed a share purchase agreement, as amended, with Phison Electronics Corp. ("Phison"), a Taiwanese company, to purchase 550,000 preferred shares TWD 10 par value for $513. In April 2002, the Company purchased 184,000 additional preferred shares, TWD 10 par value, of Phison for $207.
In June 2003, the Company purchased 366,000 additional preferred shares, TWD 10 par value of Phison for $306. In December 2003, the Company sold 30,000 of its shares in Phison for $150 and recorded a capital gain in the amount of $131, which is included in other income.
As of December 31, 2003, the investment represents approximately 4% of the outstanding shares of Phison.
(3)	During the fourth quarter of 2003, the Company established a venture with Toshiba ("the Venture"), designed to enable the Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Each of the Company and Toshiba invested $350 in the Venture. The Venture is jointly held and equally controlled by Toshiba and the Company. Both Toshiba and the Company have obligations to conduct a portion of their USB flash drive business through the Venture and each will receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture. The impact of the Venture's activity during 2003 on the Company's results of operations was not material. The Company is currently evaluating the accounting treatment of the Venture on the Company's future financial statements (see also Note 1).

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Note 6: — Property and Equipment, Net

	December 31,
	2002	2003
Cost:
Land and building (1)	$14,633	$14,960
Computers, manufacturing and peripheral equipment	6,042	8,312
Office furniture and equipment	1,639	1,616
Motor vehicles	182	124
Leasehold improvements (1)	433	488
	22,929	25,500
Accumulated depreciation	6,173	8,019
Depreciated cost	$16,756	$17,481

(1)	In April 2001, the Company acquired its facility and nearby land in Kfar-Saba, Israel, for approximately $10,500. In addition, the Company reclassified during 2001 the leasehold improvements related to the facility in Kfar-Saba in the amount of $3,290 to the cost of the building.
a.	For charges, see Note 9.
b.	Depreciation expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,584, $ 1,709 and $2,056, respectively.

Note 7: — Other Intangible Assets, Net

a.	Other assets:

	December 31,
	2002	2003
Original amount:
Core technology	$1,243	$1,243
Patents and know-how	248	248
Other	252	252
	1,743	1,743
Accumulated Amortization:
Core technology	931	1,243
Patents and know-how	185	248
Other	113	162
	1,229	1,653
Amortized cost	$514	$90

In September 2000, the Company acquired the business and assets of Fortress U&T Ltd. ("Fortress"), for $ 8,456 in cash. Fortress was a privately held Israeli company engaged in developing, marketing and selling security applications.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The acquisition was accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations" ("APB No. 16"), and accordingly the purchase price of $8,456 was allocated according to the estimated fair value of the assets acquired.

The Company recorded a one-time expense in September 2000, in the amount of $ 6,215, to write off in-process research and development acquired from Fortress, for which technological feasibility had not yet been established and for which no alternative future use existed.

b.	Goodwill:

In June 1998, the Company established a subsidiary in Japan, M-Systems Flash Disk Pioneers (Japan), Inc. ("MSJ"). The Company owned 67% of this company. In June 2001, the Company exercised its option and purchased all the remaining shares of MSJ held by the minority shareholders for total cash consideration of $ 235. The acquisition was accounted for on the basis of the purchase method of accounting and the purchase price was allocated to goodwill.

As part of the acquisition of the business and assets of Fortress, the Company allocated $326 of the purchase price to goodwill.

As of December 31, 2002 and 2003, the amortized cost of the goodwill from both acquisitions was $477.

c.	Amortization expense amounted to $ 694, $ 525 and $424 for the years ended December 31, 2001, 2002 and 2003, respectively.

d.	Estimated amortization expenses for the years ended:

December 31,
2004	2005
$50	$40

Note 8: — Other Accounts Payable and Accrued Expenses

	December 31,
	2002	2003
Employees and payroll accruals	$2,187	$3,358
Accrued expenses	2,130	2,695
Accrued royalty expenses	166	459
Provision for warranty	272	272
ESPP obligation	59	154
Other	101	6
	$4,915	$6,944

Note 9: — Commitments and Contingent Liabilities

Royalty commitments:

a.	Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and Singapore-Israel Industrial Research and Development ("SIIRD"), the Company is required to pay royalties at the rate of 1.5%-5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

100% of the SIIRD research and development grants (dollar-linked) related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

The Company has expensed royalties relating to repayment of grants from the OCS and SIIRD of $ 0, $ 0 and $459 for the years ended December 31, 2001, 2002 and 2003, respectively. The royalties were recorded in cost of revenues.

As of December 31, 2003, the Company had an outstanding contingent obligation to pay royalties of $ 311, in respect of these grants.

b.	The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company and its U.S. subsidiary grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the dollar amount of the grants received by the Company.

The Company has expensed royalties relating to repayment of grants from the Fund for Encouragement of Marketing Activities and BIRD-F of $ 5, $ 0 and $23 for the years ended December 31, 2001, 2002 and 2003, respectively. The royalties were recorded as selling and marketing expenses.

As of December 31, 2003, the Company had outstanding obligations to pay royalties of $ 46 in respect of these grants.

Lease commitments:

The Company's facilities in Omer, Israel, its subsidiaries facilities and its vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease commitments under non-cancelable operating leases, are as follows:

	Year ended December 31,
	Facilities	Vehicles	Total
2004	$267	$1,085	$1,352
2005	67	916	983
2006	67	378	445
	$401	$2,379	$2,780

Facilities lease expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 384, $ 456 and $386, respectively.

Vehicles lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 606, $ 763 and $1,169, respectively.

Guarantees:

The Company issued a guarantee in the amount of $137 in connection with a lawsuit against one of its suppliers.

The Company has provided additional guarantees in the amount of approximately $36 in connection with its U.K. subsidiary's bank account.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The Company has guaranteed SmartCaps' liabilities and commitments to its bank.

Lines of credit:

As of December 31, 2003, the Company had authorized and available credit lines of $ 4,000 from banks.

In connection with the credit lines, the Company agreed not to place any liens on its assets without the respective banks' consent.

Charges:

The land and the building are free and clear of all encumbrances except for a mortgage over the building securing a loan taken out by the sellers from Bank Leumi Le-Israel. The outstanding balance of that loan is covered in full by escrowed funds to be delivered to the sellers only upon the receipt of various necessary permits and third party approvals, at which point the escrowed funds are to be applied to pay off the loan and remove the mortgage.

Litigation:

In October 2003, Jaco Electronics Inc. (a distributor of the Company) ("Jaco") filed a claim against the Company's U.S. subsidiary. In this action, the claimant alleged, among other things, fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics Inc. (a former distributor of the Company). Jaco's fraud and related claims arise out of alleged assurances by the Company's U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arises out of the alleged use of certain information from Jaco reports. The claimant is seeking monetary damages in an amount of not less than $10,400, plus punitive damages. The Company intends to vigorously defend the case. The Company filed a motion to dismiss the complaint on December 12, 2003. At this stage, the Company and its legal advisors are unable to estimate the financial consequences, if any, of this action.

Note 10: — Shareholders' Equity

The Ordinary shares of the Company are traded on the NASDAQ National Market.

General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

In July 1999, the Company issued an aggregate of 1,818,182 Ordinary shares to investors for net proceeds of $4,753. The Company also granted to the investors warrants, exercisable into 1,038,962 Ordinary shares, at a price of $2.875 per share. The warrants were exercisable until December 31, 2002. On April 1, 2000, 415,584 warrants were exercised for 383,508 shares through a cashless exercise mechanism and on December 31, 2002, the remaining 623,378 warrants were exercised for 406,140 shares, through a cashless exercise mechanism as well.

In May 2003, the Company entered into a Share Purchase Agreement with a director, for the purchase by the director of 500,000 unregistered Ordinary shares of the Company, at fair market value. In July 2003, the shares were issued for $ 4,021 (net of issuance expenses of $ 84).

In August 2003, the Company issued 330,811 unregistered Ordinary shares to Toshiba, at fair market value, for $3,877 (net of issuance expenses of $123) and granted Toshiba an option, exercisable until July 30, 2004, to increase its stake in the Company to up to 4.99% of the

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AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

aggregate shares outstanding at the time of exercise, through the purchase of additional Ordinary shares from the Company at a price equal to the closing price per share on the last trading day prior to exercise of the option (see also Note 1).

Stock option plans:

a.	Between 1993 and 2002, the Company implemented two Employee Stock Option Plans, the Incentive and Restricted Stock Option Plan ("the IRSO Plan") and the Employee Stock Option Plan ("the ESOP Plan") for directors, officers, employees, consultants and contractors of the Company and its subsidiaries. The options were granted at an exercise price that was equal to the fair market value of a share at the date of grant and vested over a period of four years, 50% after two years and an additional 25% per year thereafter. The IRSO Plan and ESOP Plan expired in 2003.

b.	In November 2002, the Company approved a new option plan known as the "2003 Stock Option and Restricted Stock Incentive Plan" (the "2003 Plan"). Under the 2003 Plan, 5,000,000 options to purchase Ordinary shares were reserved for grant to employees, officers, directors, service providers and consultants of the Company and its subsidiaries. As of December 31, 2003, options to purchase 1,808,950 Ordinary shares remained available for future grant. The exercise prices of options granted under the 2003 Plan are to be determined by the Board of Directors at the time of grant. The options granted generally expire no later than 10 years from the date of grant. The 2003 Plan expires in 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

The options vest over a period of four years, with the first portion vesting not earlier than two years after the grant of the option.

c.	In December 2003, the Board of Directors of the Company approved a grant of 112,000 options to certain directors, subject to the approval and ratification by the Company's shareholders.

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AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

d.	The following is a summary of the Company's employees' and directors' option activity under the IRSO, ESOP and 2003 Plan and related information:

	Year ended December 31,
	2001		2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at beginning of year	2,742,928	$7.33	3,560,138	$6.37	3,813,654	$6.30
Granted	1,628,480	$5.37	855,166	$6.68	3,143,900	$10.64
Exercised	(294,370)	$1.92	(154,250)	$1.96	(683,095)	$4.31
Forfeited	(516,900)	$10.87	(447,400)	$9.04	(400,400)	$6.86
Options outstanding at end of year	3,560,138	$6.37	3,813,654	$6.30	5,874,059	$8.81
Options exercisable at end of year	760,048	$2.50	1,213,003	$5.47	1,449,926	$6.50
Weighted average fair value of options granted during the year, at grant date		$3.45		$2.92		$5.27

The options outstanding as of December 31, 2003, under the IRSO, ESOP and 2003 Plans have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
$1.75 – 2.75	535,408	4.52	$1.94	535,408	$1.94
$3.25 – 4.30	527,140	7.58	$4.23	253,050	$4.18
$5.30 – 5.75	1,760,450	9.15	$5.42	—	$—
$6.00 – 6.20	554,560	6.99	$6.03	272,610	$6.05
$7.02 – 7.40	456,316	8.29	$7.18	4,100	$7.20
$8.05 – 10.88	139,550	8.96	$8.74	18,450	$9.48
$12.00 – 15.66	559,685	7.63	$12.82	260,558	$12.37
$16.20 – 17.70	1,213,350	9.89	$17.45	10,500	$16.25
$18.00 – 25.00	127,600	6.43	$21.82	95,250	$21.83
	5,874,059	8.26	$8.81	1,449,926	$6.50

All options were granted at exercise prices that were equal to or higher than market prices at the date of grant and, therefore, no compensation cost was charged against income in respect of the aforementioned plans in the years ended December 31, 2001, 2002 and 2003.

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AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Employee Stock Purchase Plan ("ESPP"):

During 2001, the Company adopted its Global and U.S. ESPP (the "Stock Purchase Plans"). The Stock Purchase Plans provide eligible employees with the opportunity to purchase up to 550,000 Ordinary shares under the Global ESPP and 200,000 Ordinary shares under the U.S. ESPP. Under the plans' terms, employees may purchase shares through periodic deductions of 1% - 10% of their salary. The number of shares to be issued in return for amounts deducted in a six-month period (the "Offering Period") will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid of the Company's shares on the Nasdaq National Market on the first day or the last day of the Offering Period. During 2001, 2002 and 2003, the Company issued 18,313, 64,592 and 83,348 Ordinary shares, respectively, to eligible employees at average prices of $8.35, $6.85 and $7.31 per share, respectively.

As of December 31, 2003, 583,747 Ordinary shares are available for future issuances under the Stock Purchase Plan.

Treasury stock:

In 1998, the Company sold a former subsidiary based in Taiwan, to certain shareholders of the subsidiary. As part of the agreement, the Company returned 6,045,500 shares of the subsidiary to those shareholders and in exchange, those shareholders transferred 1,330,000 Ordinary shares of the Company to one of the Company's wholly-owned subsidiaries.

The Company accounted for the investment by its subsidiary in its shares as treasury stock at the cost of $4,738. In 2001, the Company canceled the treasury stock and recorded the cancellation against additional paid-in capital.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Note 11: — Net Earnings (Loss) Per Share

The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2001	2002	2003
Numerator:
Net income (loss)	$(41,785)	$(5,500)	$914
Numerator for basic net earnings (loss) per share — income (loss) available to Ordinary shareholders	$(41,785)	$(5,500)	$914
Numerator for diluted net earnings (loss) per share — net income (loss) available to Ordinary shareholders after assumed exercises	$(41,785)	$(5,500)	$914
Denominator:
Denominator for basic net earnings (loss) per share	26,715,683	26,953,410	28,178,228
Effect of dilutive securities:
Employee stock options and stock purchase plan	*) —	*) —	2,335,257
Warrants to investors	*) —	*) —	*) —
Dilutive potential Ordinary shares	—	—	2,335,257
Denominator for diluted net earnings (loss) per share	26,715,683	26,953,410	30,513,485

*)	Anti-dilutive.

Note 12: — Income Taxes

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Capital Investment Law"):

Most of the Company's and its Israeli subsidiary's production facilities have been granted "Approved Enterprise" status under the Capital Investments Law under six separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the "alternative benefits" and has waived Government grants in return for a tax exemption.

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (based on the percentage of foreign ownership in each taxable year).

Income derived from the first investment program which commenced in 1992 and expired in 1998 was tax-exempt for a period of two years (1992 and 1993), and was subject to tax at the reduced rate of 20%, for an additional period of five years ended in 1998. The period of benefits for this program ended in 1998.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

For the Company's other five investment programs, the tax benefits are as follows: Income derived from investment programs, that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 20% during the remaining benefit period. Income derived from investment programs that commenced operations after 1996, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 20% during the remaining benefit period. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2012.

In connection with the purchase of Fortress, the Company established a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from the Omer facility is tax exempt for a 10-year period. The Company reached an agreement with the Israeli tax authorities on the percentage of revenues which are deemed attributable to the facility in Omer.

The Company manufactures part of its products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which the Company is entitled. The Company is currently negotiating this matter with the Israeli tax authorities. Because the Company does not expect to report taxable income for the foreseeable future, the Company does not expect the outcome of these negotiations, even if adverse, to have a material impact on it.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income including, among other things, a cash dividend in a manner other than upon the complete liquidation of the Company, the Company will be required to pay tax at the rate of 20% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company's "Approved Enterprise".

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during the first five tax years.

If the Company derives income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate of 36%.

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company and its Israeli subsidiary currently qualify as an "industrial company" under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery, equipment and building, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the "CPI"). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforward of subsidiaries	$4,459	$4,761
Reserve and allowances	1,041	929
Total deferred tax asset before valuation allowance	5,500	5,690
Valuation allowance	(5,500)	(5,690)
Net deferred tax asset	$—	$—

As of December 31, 2003, the Company's subsidiaries have provided valuation allowances of approximately $ 5,690 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. The net change in the valuation allowance in 2003 amounted to $194. Management currently believes that since the Company's subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Income (loss) before minority interest consists of the following:

	Year ended December 31,
	2001	2002	2003
Domestic	$(36,356)	$(1,509)	$956
Foreign	(5,429)	(3,991)	(159)
	$(41,785)	$(5,500)	$797

Net operating loss carryforward:

The Company and its Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2003, in the amount of approximately $ 58,000. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

As of December 31, 2003, M-Systems, Inc. had U.S. federal net operating loss carryforwards of approximately $ 11,883 that can be carried forward and offset against taxable income and that expire during the years 2009 to 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2003, M-Systems Taiwan and M-Systems Japan had net operating loss carryforwards of approximately $1,496 and $2,176, respectively, which can be carried forward and offset against taxable income and which expire during the years 2004 to 2007.

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2001, 2002 and 2003, the main reconciling item of the statutory tax rate of the Company (36%) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

Note 13: — Selected Statements of Operations Data

	Year ended December 31,
	2001	2002	2003
a. Research and development expenses, net:
Total expenses	$13,350	$12,249	$15,389
Less — grants and participations	60	275	675
	$13,290	$11,974	$14,714
b. Financial income, net:
Financial income:
Interest on marketable securities, net	$729	$1,391	$1,928
Interest on bank deposits	4,018	1,164	511
Gain on sale of held to maturity marketable securities	48	70	—
Gain on sale of available for sale marketable securities	58	—	—
Foreign currency translation differences	225	157	453
Other	62	117	196
	5,140	2,899	3,088
Financial expenses:
Foreign currency translation differences	389	174	206
Bank commissions	77	74	101
Other	46	32	70
	512	280	377
Financial income, net	$4,628	$2,619	$2,711

Note 14: — Customers and Geographic Information

The Company adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").The Company manages its business on a basis of one reportable segment. See Note 1 for a description of the Company's business. Total revenues are attributed to geographic areas based on the location of customers.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Israel	$2,435	$17,346	$1,678	$16,923	$2,955	$17,652
United States	17,130	157	17,248	117	41,021	96
Europe	9,223	15	10,605	4	21,031	1
Taiwan	7,835	114	8,282	100	22,623	116
Japan	4,635	31	22,177	76	26,014	78
Far East (excluding Taiwan and Japan)	3,420	20	4,827	15	16,410	15
	$44,678	$17,683	$64,817	$17,235	$130,054	$17,958

Total revenues from external customers, divided on the basis of the Company's product lines, are as follows:

	Year ended December 31,
	2001	2002	2003
DiskOnKey	$6,606	$26,810	$77,631
DiskOnChip	27,440	25,753	25,960
Mobile DiskOnChip	—	3,613	14,990
Fast Flash Disks (FFD)	5,389	5,926	4,017
Other	5,243	2,715	7,456
	$44,678	$64,817	$130,054

Major customers data as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003
Customer A	3%	15%	16%
Customer B	6%	10%	3%

PROSPECTUS

M-SYSTEMS FLASH DISK PIONEERS LTD.

Up to 6,500,000 Ordinary Shares

We intend to issue up to 6,500,000 ordinary shares, from time to time, in one or more offerings. We will provide the specific prices and other terms of these offerings in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading "Incorporation of Certain Documents by Reference" before you invest.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol "FLSH."

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus to read about factors you should consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 26, 2004

[THIS PAGE INTENTIONALLY LEFT BLANK.]

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, we may offer up to 6,500,000 ordinary shares, from time to time, in one or more offerings.

This prospectus provides you with a general description of the shares we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including any initial public offering price, the price paid to us for the securities and net proceeds to us. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

References to "dollars" or "$" are to United States dollars.

All references herein to "ordinary shares" refer to our ordinary shares, par value 0.001 New Israeli Shekels per share. References to "NIS" are to New Israeli Shekels.

THE COMPANY

We are a company organized under the laws of the State of Israel. We commenced operations in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar Saba 44425, Israel and our telephone number is 972-9-764-5000. Our US agent is our subsidiary, M-Systems, Inc., located at 8371 Central Avenue, Suite A, Newark, CA 94560, and its telephone number is (510) 494-2090. Our website address is www.m-sys.com. The information contained on, or linked from, our website is not a part of this prospectus.

Unless the context otherwise requires, all references in this prospectus to "M-Systems," "we," "our," "us" and the "Company" refer to M-Systems Flash Disk Pioneers Ltd. and its consolidated subsidiaries.

RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We have incurred losses in the past, are currently incurring losses, and may incur losses in the future.

We have a history of losses. Other than the year 2000, in which we were profitable, we have incurred losses in each of our last ten years of operation. Recently, we incurred net losses of approximately $41.8 million in 2001, $5.5 million in 2002 and $0.9 million for the first nine months of 2003. As of September 30, 2003, we had an accumulated deficit of approximately $58.0 million. We will need to generate increased revenues as well as manage our costs to return to and maintain profitability. We cannot assure you that we will be able to achieve or maintain profitability.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which may adversely impact the price of our shares.

Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our ordinary shares could be materially and adversely affected.

Our relative mix of product and customers varies quarterly, which can negatively affect our gross margins.

Our product and customer mix varies quarterly, which affects our overall average selling prices and gross margins, due to varying sales prices for different customers and varying margins for different products. For instance, our DiskOnKey products, which currently represent the majority of our product revenues, have lower gross margins than our DiskOnChip products. Similarly, sales of our DiskOnChip products to the market for high end cell phones and personal digital assistants ("High-End Mobile Devices") have lower average selling prices and gross margins than sales of our DiskOnChip products to the market for set-top boxes and thin clients ("Embedded Devices"). Because our DiskOnKey products are ultimately sold to retail customers, these products may represent a higher proportion of our revenues in the fourth quarter, when there is generally greater demand for retail products in Western countries. Some of our DiskOnChip customers may concentrate their purchases in certain quarters, which could lead to fluctuations in the proportion of revenues represented by these products on a quarterly basis. In addition, overall market demand for any of our products could vary on a quarterly basis, and this could result in shifts in our relative product mix. Depending on the relative mix of sales of our various products as well as the mix of customers, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter.

We are dependent on DiskOnKey and DiskOnChip for the vast majority of our sales. As a result, our business will suffer if demand for any of these products declines or if we cannot develop new products to meet the needs of our customers.

The vast majority of our sales are generated by our DiskOnKey and DiskOnChip products, which accounted for over 85% of our sales in 2002 and over 90% of our sales in the first nine months of 2003. If other companies were to develop products with similar or better features, similar or better performance or wider acceptance than our DiskOnKey or DiskOnChip products, sales of our products could decline. If demand for any of these products declines, and we cannot develop new products that meet the needs of our customers, our sales would decline. Any significant decrease in the sales of our DiskOnKey or DiskOnChip products would have a material adverse effect on our business, financial condition and results of operations.

Our revenues and gross margins have been, and in the future may be, adversely affected by volatility in the market price of flash memory components.

For most of our products, we rely to a significant extent on the purchase of flash memory components or custom made products incorporating flash components from third party manufacturers and distributors. As a result, we are exposed to the risks associated with the volatility of the price of flash components.

In the event of a sharp decline in the price of flash components, the value of our inventory will fall and we may be compelled to write-down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins. For example, during the first half of 2001, flash component prices decreased significantly both due to the worldwide economic slowdown and the excess supply of flash components. This price decrease caused our revenues to decline significantly and required us to write-down $30.2 million of our inventory in the first half of 2001.

Alternatively, in the event that the market price for flash components increases (for example, as a result of increased demand for any reason or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins could be adversely impacted. For example, in the third quarter of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise. Due to the higher prices for flash components in the quarter, our gross margins declined to 27%, as compared to 32% in the second quarter of 2003. Moreover, due to supply constraints, our suppliers did not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or shift product orders to the following quarter. We expect flash memory supply constraints to continue in the coming quarters, which will continue to adversely impact our gross margins. If flash component prices increase in the future, our gross margins could suffer, or we may not be able to sell our products at a profit, resulting in a loss of revenues and market share or in net losses.

There is seasonality in our business, which may lead to fluctuations in our product sales, particularly in the fourth and first quarters of the fiscal year, which could adversely affect our sales in the first quarter of the fiscal year.

Sales of our DiskOnKey products to the consumer electronics market may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users. As a result, we expect DiskOnKey product sales to decline in the first quarter of each year when compared to the fourth quarter of the preceding year.

High levels of inventory could adversely affect our gross margins.

We may accumulate a higher level of inventory of raw materials, including flash components, and finished goods than we need due to various reasons including:

•	an anticipation of a shortage in components;

•	unrealized sales forecasts;

•	long-term commitments to our suppliers;

•	cancellation of orders from customers; and

•	an anticipation of an increase in prices.

In the event that we maintain large amounts of inventory, certain components or products, if warehoused for too long, might be rendered obsolete, which might cause us to incur an inventory write-off.

Our expected growth may strain our operations infrastructure and our supply chain.

Over the last twelve months, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we will need to hire, train and manage additional employees. We also will need to identify and manage additional third party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support rapid growth, which could adversely affect our business, financial condition and results of operations.

We depend on our key personnel, including our executive officers, the loss of whom could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, finance, marketing and operations personnel, including Mr. Dov Moran, our Chairman, President and Chief Executive Officer. We cannot assure you that we will be successful in retaining our key personnel. Any loss of the services of these key personnel could adversely affect our business, at least until a suitable replacement is identified, hired and acclimated.

We will not be able to sustain continued growth unless we are successful in attracting and retaining additional qualified personnel.

The success of our business depends on our ability to attract and retain highly qualified management, technical, sales, finance and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate. In the past, we have from time to time experienced difficulty hiring the necessary engineering, sales and marketing personnel to support our growth.

Our revenues and gross margins may be adversely affected by reduced activity in our customers' markets.

As a result of the continued worldwide economic slowdown, many of our customers may reduce their spending, or increase their spending at slower rates than we anticipated, and may delay or cancel the development of new products. In addition, demand for new products incorporating our products – such as High-End Mobile Devices for our DiskOnChip product line or for new lap-top computers and PCs for our DiskOnKey product line may slow, resulting in reduced demand for our products. As a result, our revenues may decline, and our inventory levels may increase. To the extent our revenues decrease or our inventory levels increase in an environment of decreasing flash product prices or as a result of continuing lowered demand for our products, our gross margins and operating results may be adversely affected.

Our business depends significantly upon sales of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand due to changes in general economic conditions.

Our DiskOnKey and Mobile DiskOnChip products are targeted for consumer electronics applications. The consumer market is intensely competitive and is more price sensitive than our other target markets. Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general economic conditions. The slowdown in the U.S. and global economy may cause consumers to defer or alter purchasing decisions, and accordingly could reduce demand for our products or products of our customers which incorporate our products. Softening demand for these products caused by worsening economic conditions has in the past caused, and may again in the future cause, decreased revenues. As a result, there is uncertainty with respect to our expected revenues, and further delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

We depend on the ability of original equipment manufacturers, or OEMs, and consumer electronics companies who purchase our products to achieve broad market acceptance for their products. If these OEMs and consumer electronics companies do not succeed in selling their products, this will reduce demand for our products and our revenues will be adversely affected.

Our customers are primarily OEMs and consumer electronics companies, who repackage or resell our products under private label to consumers or incorporate our products into products which are then sold to consumers. We are dependent upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase Universal Serial Bus ("USB") flash data storage devices and High End Mobile Devices from competitors of our customers, our revenues and operating results will be adversely affected.

Undetected hardware and software errors or defects may increase our costs and impair the market acceptance of our products.

Our products may contain undetected errors or defects. These could result either from errors or defects in components or products designed or manufactured by us that we fail to detect, or errors or defects in components supplied by third parties. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays. We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

We may make investments in companies or technologies, which may distract our management and disrupt or otherwise harm our business, and if consummated, may be unsuccessful.

One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise, including investments aimed at securing additional sources of supply of flash memory components. We have made several investments in companies or assets of companies in the past and we may in the future invest in additional businesses, products or technologies. These investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future investments. The issuance of equity securities could be dilutive to our existing shareholders. Alternatively, investments made with cash may reduce our cash reserves. In addition, any investment in another company will be subject to the risks faced by that company. To the extent that any company in which we invested in the past or any company in which we invest in the future thereafter loses value or does not succeed, we may lose part or all of our investment. We may also have to write-down the value of our investment in our financial statements to the extent that the carrying value exceeds its fair market value.

We may make acquisitions that result in difficulties in integrating the operations, personnel, and products of the acquired companies or result in significant charges or otherwise adversely affect our results of operations.

We may grow our business through acquisitions of companies, products or technologies that allow us to expand our existing product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company's personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions, which could be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash may reduce our cash reserves. Furthermore, acquisitions may require one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations. Any of these events could cause the price of our ordinary shares to decline.

Our DiskOnChip products generally have a long sales cycle, which increases our costs in obtaining orders and reduces the predictability of our earnings.

Our DiskOnChip products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers for DiskOnChip generally must make a significant commitment of resources to test and evaluate our products and to integrate them into their applications. As a result, our sales process for DiskOnChip is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our DiskOnChip products to new customers currently average approximately 12-24 months from the time we make a proposal to a customer until the time the customer begins to commercially manufacture its product. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

•	the potential cancellation of orders based on customers' changing budgetary constraints;

•	the shift in orders expected in one quarter to another quarter because of the timing of customers' procurement decisions; and

•	the unpredictability of internal acceptance reviews.

This complicates our planning processes and reduces the predictability of our earnings.

Sales to a small number of customers represent a significant portion of our revenues. If we were to lose any of our significant customers, or if we experience a reduction in demand from them, our revenues and operating results would suffer.

More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 19% of our revenues in 2001, 34% in 2002 and 34% in the first nine months of 2003, and sales to our top 10 customers accounted for approximately 47% of our revenues in 2001, 56% in 2002 and 59% in the first nine months of 2003. In addition, in the first nine months of 2003, sales to I-O & YT PTE Ltd., a subsidiary of I-O Data Device, Inc., represented 19.9% of revenues. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our DiskOnKey products — the fact that a customer can, with relatively little effort and investment, move from our product to a product of a competitor — and the relative ease with which our customers may terminate their business relationship with us, we may encounter a severe reduction in sales of our DiskOnKey products over a very short period of time. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products change, and as we introduce new or improved products targeted at different or additional markets. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

Increased expense levels and significant fixed costs will harm our business if our revenues do not grow.

We have significant fixed costs and we cannot readily reduce these expenses over the short term. We expect our operating expenses to increase due primarily to planned increases in sales and marketing and research and development activities to support our growth plan. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

We will not be able to sustain our growth unless the emerging markets for our products, and for those products that incorporate our products, continue to grow, and unless we are able to meet the changing needs of these emerging markets.

Sales of our DiskOnChip products represented 32% of our revenues for the nine months ended September 30, 2003, an increase of 47% as compared to DiskOnChip sales in the comparable period in 2002. Sales of our DiskOnChip products are directly related to the demand for High-End Mobile Devices and Embedded Devices. High-End Mobile Devices and Embedded Devices are still relatively new products, and we cannot assure you that they will achieve market acceptance, that demand for these products will grow or that our products will be included in the High-End Mobile Devices and Embedded Devices that achieve broad market acceptance. Most High-End Mobile Devices currently do not use or need embedded flash memory for data storage and we cannot be sure that the requirement for embedded data storage in that market will grow or that High-End Mobile Device designers and OEMs will choose to use the DiskOnChip. If sales of High-End Mobile Devices and Embedded Devices do not grow, or if successful High-End Mobile Devices or Embedded Devices do not incorporate our products, then sales of our DiskOnChip products will decrease or will not grow as anticipated. This would reduce our profitability, if any, or increase our losses.

Sales of our DiskOnKey products represented 60% of our revenues for the nine months ended September 30, 2003, an increase of 156% as compared to DiskOnKey sales in the comparable period in 2002. The market for our DiskOnKey products is a relatively new market that provides a new solution for personal and secured data storage, enabling easy transfer of data between different computers and other applications through the USB data port found on the majority of computers and similar devices. We cannot be sure that the need for such new products will develop, that demand for these products will grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies and consumer end-users. If the demand for USB compatible personal flash data storage devices does not grow, or the DiskOnKey is not chosen by the relevant OEMs, consumer electronic companies and consumer end-users as their preferred solution, then sales of our DiskOnKey products to this market will not develop or grow as anticipated. This would reduce our profitability, if any, or increase our losses.

Our business will be harmed if we fail to anticipate new technological changes or to introduce new products in a timely manner.

The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces and to successfully develop and introduce new and enhanced products on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

In transitioning to new technologies and processes, we face design and production risks that may cause significant product delays that could harm our business.

The flash memory market continues to enjoy successively higher memory capacities at lower costs per megabyte due to the implementation over time of more advanced technologies and manufacturing processes. Our success depends on our ability to continuously redesign our products to integrate with the latest flash memory technologies and manufacturing processes. The transition to new technologies and processes is highly complex and requires new designs, components, testing and qualification processes. We cannot assure you that we will be able to timely adapt our products to new emerging technologies or offer such new products at competitive prices, or that we will not suffer from design and quality issues in connection with the transition to new technologies. We cannot assure you that we, along with our suppliers and subcontractors, will successfully develop and bring into full production with acceptable yields and reliability products based on these technologies and processes, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful in adapting to new technologies or if our transition to these new technologies is too slow or too costly, our business, financial condition and results of operations could suffer.

RISKS RELATED TO THIRD PARTY MANUFACTURERS,
SUPPLIERS AND SUBCONTRACTORS

We depend on Toshiba Corporation ("Toshiba") and Samsung Electronics Co., Ltd. ("Samsung") for flash memory components and any shortage or disruption in our supply from these sources or achievement of lower yield than expected will adversely affect our results.

Our flash memory based products require flash memory components, which are currently supplied by Toshiba and Samsung. Samsung currently supplies the majority of our flash memory components. We recently secured commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements. In the past, our suppliers have, at times, been unable or unwilling to meet our supply needs, which has adversely affected our operating results. If either Toshiba or Samsung fails to comply with its supply commitment to us or closes down or downsizes its flash business, our business, financial condition and operating results will be adversely affected. In addition, if either Toshiba or Samsung terminates its supply relationship with us at any time, our business, financial condition and operating results will be adversely affected. In the event that we are supplied by Toshiba or Samsung with flash memory components with low yield, our operating results and our ability to supply products to our customers will be adversely affected. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes, could significantly harm our business, financial condition and results of operations. In addition, if our flash suppliers do not continue to invest in the required advancements to their flash technology and flash products, our business, financial condition and operating results may suffer.

Difficulty in estimating supply requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of supply, either of which will harm our financial results.

Under the terms of our agreements with Toshiba and Samsung, we are obligated to provide advance rolling forecasts of anticipated requirements for components that we use to manufacture some of our products. Because a significant portion of our products is sold into emerging consumer markets, it is difficult to accurately forecast future sales. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult. Generally, the estimates for the first few months of each rolling forecast we provide to Toshiba and Samsung are binding commitments and cannot be cancelled and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. If we underestimate our needs when we place orders, we may be unable to meet our customers' demands, and we could lose revenues and market share to our competitors. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in reduced gross margins. Either of these situations could have a material adverse effect on our business, financial condition and operating results.

If our flash memory suppliers are unable to provide us with sufficient quantities of flash memory in a timely manner at competitive prices, we would have to seek alternate suppliers, which may not be available, and this would adversely affect our results.

We expect that the demand for flash memory components in the near term will be substantially greater than the supply of flash memory components due to the increasing use of flash memory in cellular phones and other digital consumer products, such as USB flash drives and digital cameras, as well as potential reduced yields as flash memory suppliers transition to new fabrication facilities or new manufacturing processes in order to lower the cost per megabyte of flash memory. Shortages of flash memory now exist. For example, in the third quarter of 2003, due to supply constraints, our suppliers did not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or delay confirming product orders to the following quarter. If we are unable to obtain sufficient quantities of flash memory from Toshiba and Samsung, or if Toshiba or Samsung are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers' requirements. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

We depend on Toshiba as a single source to manufacture our Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products, and we expect to be dependent on them as a single source for future DiskOnChip products. Any delay or disruption in our receipt of these products from Toshiba will adversely affect our results.

We developed our Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products as part of a strategic relationship with Toshiba. At present, Toshiba is our sole manufacturer of the Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well. Toshiba not only provides the flash components but also manufactures and assembles the finished product. If Toshiba was to breach its obligations under its agreements with us, close down or downsize its flash business, experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes, we may be unable to fill our customers' orders for these product or unable to fulfill them in a timely fashion, which would result in lost sales and significantly lower revenues. We are seeking to develop with other manufacturers products that will be comparable to the DiskOnChip although possessing different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

We depend on a limited number of third party subcontractors to manufacture and assemble our DiskOnKey products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on a limited number of third party subcontractors. In particular, we have agreements with AboCom Ltd., Global Brands Manufacturing Limited, or GBM, and Celestica Italia S.r.l. to manufacture and assemble our DiskOnKey products. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which could increase the manufacturing costs of our products and have adverse effects on our operating results. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs and in a timely manner, due to conditions in their respective countries or otherwise, our future results might be adversely affected. In addition, we do not have long-term contracts with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon advance notice. In either case, we would be required to qualify new subcontractors, which could take as long as six months, as well as result in unforeseen operations problems, and our results may be adversely affected.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the application specific integrated circuit ("ASIC") components used in our DiskOnKey and in some of our DiskOnChip products. For some components, we rely on a single source of supply. In particular, we have an agreement with Atmel Sarl, our single source for supply of ASIC components for our DiskOnKey products. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

Our component suppliers are often operating at peak capacity. At times, the demand for components used in our products has exceeded available supply, and suppliers have raised prices and/or been forced to allocate limited resources among competing purchasers. On certain occasions we have been unable to obtain adequate supplies of certain components, which has resulted in delayed or lost sales of our products. In other cases, we have been required to keep unusually large component inventories in order to avoid shortages. We cannot assure you that shortages will not occur in the future.

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component,

ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

Loss of inventory held by our subcontractors could damage our relationships with our customers.

Some of our inventory is held directly by our third party subcontractors and is outside of our physical control. We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory. In the event that inventory held by our third party subcontractors is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers' orders.

Our business will be harmed if operating system vendors do not continue to support our software and include our software with their operating systems.

Our marketing strategy for DiskOnChip relies on our software being included in major operating systems. These operating systems are constantly being updated. If we are unable to maintain or obtain the support of major operating systems for our products, if the developers and distributors of major operating systems choose to support a competing product instead of our own or support other competing solutions together with our solution, or if other operating systems that do not include our software achieve market acceptance, this could adversely impact sales and accordingly have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO COMPETITION

We sell our products in a highly competitive industry, often in competition with larger companies with substantially greater resources. Our failure to compete effectively could hurt our sales.

The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our DiskOnChip, DiskOnKey and other flash memory products compete with other flash data storage devices, standard flash components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us, which may limit our ability to effectively compete with them. We believe that our ability to compete successfully depends on a number of factors, including the price, quality, features, performance, ease of integration and availability of our products. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional and better features.

DiskOnKey.    Our DiskOnKey product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, flash cards, floppy drives and other removable storage media. Our competitors in this market currently consist of numerous computer peripheral manufacturers or hardware manufacturers, the majority of whom are located in the Far East where manufacturing costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing. In addition, we also currently experience and expect to continue to experience competition from large U.S. and/or international companies (including flash manufacturers) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

DiskOnChip.    Our DiskOnChip products compete mainly with competing solutions offered by flash manufacturers. These flash manufacturers may have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

We may be unable to maintain market share due to price competition or supply constraints, which would reduce our potential revenues and profitability.

During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. The market for flash memory products is currently undergoing a period of tight supply, but we cannot predict if this condition will continue and, if it does, for how long. Our future growth rate depends in part on our ability to obtain sufficient flash memory wafers and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors.

We may face competition in our target markets from some of our partners and their customers, due to our license agreements with our partners.

We have entered into license agreements with several of our partners, including Toshiba and Samsung. Under these agreements, these parties and, in some circumstances their customers, may manufacture and sell products that incorporate technology covered by our patents which compete with our DiskOnKey and DiskOnChip products. In particular, pursuant to our agreements with Toshiba, Toshiba has begun to market and sell the Mobile DiskOnChip, DiskOnChip Millennium and the DiskOnChip Millennium Plus to customers under Toshiba's trademark, subject to Toshiba paying us specified royalties. In addition, Toshiba expects to begin separately marketing and selling USB flash data storage devices similar to our DiskOnKey products. Toshiba also has the right to directly market products that we may jointly develop in the future. Pursuant to our agreement with Samsung, Samsung may market and sell products that compete with our DiskOnKey and DiskOnChip products. In addition, we have agreed not to pursue any action for infringement of our patents against any customer of Samsung for use of our patents to manufacture flash data storage devices that incorporate both flash components and controllers provided by Samsung. Any current or future agreements to license our patents to our partners and competitors, may increase competition and may adversely impact our revenues.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our business could suffer if third parties infringe upon our proprietary technology, and our patents and proprietary technology may not afford us sufficient protection from infringement.

Our success is dependent upon our proprietary technology. As of December 31, 2003, we had 27 U.S. patents and several foreign patents relating to our technology and products. We also have over 30 applications for patents pending in the U.S. with respect to new products and technologies. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

•	any of our existing patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength;

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage;

•	any of our products do not infringe on the patents of other companies; or

•	our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

We may be involved in litigation regarding our intellectual property rights, which would be costly and would divert the efforts of our key technical and management personnel.

Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. We currently are involved in one legal action in connection with the infringement by others of our intellectual property rights. Litigation involving intellectual property can become complex and extend for protracted time and is often very expensive. Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

Our products may infringe on the intellectual property rights of others and this could cause us to have to stop manufacturing or selling certain of our products.

Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to license intellectual property to or from third parties as needed.

We may desire or be required to obtain licenses from others in order to further develop, produce and market commercially viable products. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third-party patents. We cannot assure you that we will be able to obtain any required licenses on commercially reasonable terms, if at all, that the patents underlying those licenses will be valid and enforceable or that the technology underlying those licenses will remain proprietary in nature. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licenses in the future.

We may need to indemnify third parties for infringement claims related to our intellectual property.

We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney's fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a significant and escalating increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees, which could have a material adverse effect on our business. In addition, several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 43 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Any disruptions or other difficulties experienced at our manufacturing facility in Israel could adversely affect our business.

We operate one manufacturing facility at our headquarters in Kfar-Saba, Israel. We currently manufacture our FFD and DiskOnChip 2000 products at that facility. If we experience quality problems or any significant technical or other difficulties or interruptions in the manufacture of our products at this facility, this could have an adverse effect on our business, financial condition and results of operations.

The government programs and tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise' status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of these programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses.

Our results may be negatively impacted by the appreciation of the NIS against the U.S. Dollar.

The majority of our revenues is denominated in U.S. dollars or is dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in Israel and the costs of maintaining our facilities in Israel, in NIS. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In the first nine months of 2003, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be materially adversely affected if the NIS appreciates against the dollar in the future.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Substantially all of our executive officers and directors and certain experts named in this prospectus are nonresidents of the U.S., and a substantial portion of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S. against us or any such persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

Our operations may be adversely affected by fluctuations in currency exchange rates.

We price our products primarily in U.S. Dollars. If the Euro, Japanese Yen, New Taiwanese (NT) dollar or other currencies in regions in which we sell our products weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. Also, in the event that any of our customers require that our products be quoted and sold in currencies other than the U.S. Dollar, we may receive income in such other currencies and as a result, our results will be impacted by fluctuations in the currencies relative to the U.S. Dollar.

In addition, certain of our expenses are in, or are linked to, currencies other than the U.S. Dollar, principally the NIS, the NT dollar and the Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

Terrorist attacks and government responses thereto and wars may have an adverse effect on all aspects of our business.

The terrorist attacks in the US, US military responses to these attacks, the war in Iraq and threats of war elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the US and world economy in general and consumer confidence and spending in particular, which could harm our sales.

Our U.S. investors could suffer significant adverse tax consequences if we are characterized as a passive foreign investment company.

We would be a passive foreign investment company ("PFIC") for US Federal Income Tax purposes if (i) 75% or more of our gross income in a taxable year including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, or if the US Internal Revenue Service subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

•	Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our ordinary shares, and gain from the sale or other disposition of our ordinary shares;

•	Paying interest on taxes allocable to prior periods; and

•	No increase in the tax basis of our ordinary shares to fair market value at the date of the holder's death.

We believe that we were not a PFIC for 2002 and will not be a PFIC for 2003. Our belief is based, in part, on our market capitalization and, if we are to offer any securities or borrow funds, our plans for spending the proceeds. The tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that we were not a PFIC for 2002 nor that we will not be treated as a PFIC in 2003 or in future years.

RISKS RELATED TO THIS OFFERING AND THE OFFERED SECURITIES

Our stock price has been, and may continue to be, volatile for various reasons, including the volatility and downturn in share prices for technology companies generally and companies in our industry specifically.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January 1, 2001 and December 31, 2003, our closing stock price has fluctuated from a low of $3.92 to a high of $22.49. We believe that fluctuations will continue as a result of, among other things, the factors discussed above (see in "Risks Related To Our Business" above) and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies. These fluctuations, as well as general economic, political and market conditions, including certain conditions related to the State of Israel (see in "Risks Related to Our Israeli and International Operations"), may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

Certain provisions of our Articles of Association and of Israeli law could delay, hinder or prevent a change in our control.

Our Articles of Association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that any merger or significant acquisition involving us requires the approval of 75% of the voting power of our shareholders present at a meeting, in person or by proxy, and voting on the transaction. This provision of our Articles of Association can only be amended by the same supermajority shareholder vote required for approval of a merger or acquisition transaction. In addition, certain provisions of the Israeli Companies Law 1999, which came into effect in February 2000, could also delay or otherwise make more difficult a change in our control.

In addition to the proceeds of this offering, we may need additional financing, which could be difficult to obtain on acceptable terms or at all, and which if not obtained may have an adverse effect on our business.

In addition to the proceeds of this offering, we may need to raise additional funds in the future and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our stockholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could adversely impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a material adverse effect on our business.

Our management may apply the net proceeds from the sale of our ordinary shares offered by this prospectus to uses that do not improve our operating results or increase the value of your investment.

We may use the net proceeds from the sale of our ordinary shares offered by this prospectus for general corporate purposes, including potential investments or expenditures to secure additional sources of flash memory component supply and other related expenditures, as well as potential acquisitions. However, we currently have no commitments or agreements for any specific investments or acquisitions. Our management will have considerable discretion in the application of the net proceeds. In addition, the net proceeds may also be used for corporate purposes that do not increase our operating results or market value.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

(a)	Our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 30, 2003 (SEC File No. 1-11712), as amended on November 10, 2003, January 13, 2004, January 22, 2004 and twice on January 26, 2004;
(b)	The description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the SEC on January 29, 1993, including any amendment or report filed for the purpose of updating this description;
(c)	Our report on Form 6-K filed with the SEC on April 15, 2003;
(d)	Our report on Form 6-K filed with the SEC on July 17, 2003;
(e)	Our reports on Form 6-K filed with the SEC on July 30, 2003;
(f)	Our report on Form 6-K filed with the SEC on October 27, 2003;
(g)	Our report on Form 6-K filed with the SEC on December 31, 2003; and
(h)	Our report on Form 6-K filed with the SEC on January 7, 2004.

We also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F, Form 40-F or 10-K, and all of our subsequent filings on Form 10-Q and 8-K under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference into this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

M-Systems Flash Disk Pioneers Ltd.
7 Atir Yeda St., Kfar Saba
Israel 44425
Tel.:	(972) 9-764-5000
Fax:	(972) 3-548-8666
Attn.:	Mr. Etan Mogilner, Adv.
Associate General Counsel

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the U.S. federal securities laws. Statements looking forward in time are included in this prospectus pursuant to and in reliance upon the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which speak only as of the date of this prospectus.

We urge you to consider that statements that use the terms "believe," "expect," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the U.S. securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds of any offering by us for general corporate purposes, including potential investments or expenditures to secure additional sources of supply for flash memory components as well as potential acquisitions. However, we currently have no commitments or agreements for any specific investments or acquisitions. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities.

SHARE CAPITAL

Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 0.001 per share. On September 30, 2003, we had outstanding 28,813,705 ordinary shares, and stock options to purchase an aggregate of 5,164,249 ordinary shares at a weighted average exercise price of $6.92, with the latest expiration date of these options being September 15, 2013 (of which options to purchase an aggregate of 1,314,583 ordinary shares were exercisable as of September 30, 2003). Our ordinary shares do not have preemptive rights.

From January 1, 2001 through September 30, 2003, we issued a total of 2,266,009 ordinary shares. 905,125 of these shares were issued through the exercise of options, at an average exercise price of $2.70 per share; 406,140 of these shares were issued under the terms of a warrant that we had issued to a private investor in the company in 1999; 123,933 of these shares were issued as part of our employee stock purchase plan, which allows employees to purchase shares at a slight discount to the market price; 500,000 shares were issued to one of our directors at a price per share of $8.21; and 330,811 shares were issued to Toshiba Corporation at a price per share of $12.0915.

In addition to the above, we issued an option to Toshiba to purchase additional non-registered ordinary shares up to the number which would raise their total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital. The exercise price of Toshiba's option is equal to the closing price of our ordinary shares on the Nasdaq National Market on the last trading day before the day on which Toshiba exercises its option. The option is exercisable by Toshiba through August 1, 2004.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2003 on an actual basis:

As of September 30, 2003 (unaudited) U.S. dollars in thousands
Cash, cash equivalents, short-term bank deposit and marketable securities	$93,793
Short term debt	—
Long term debt	—
Share capital: Authorized-100,000,000 ordinary shares;
Issued and outstanding-28,813,705 ordinary shares	$8
Additional paid-in capital	195,154
Accumulated deficit	(58,045)
Total shareholders' equity	137,117
Total capitalization	$137,117

The foregoing information excludes approximately 5,164,249 ordinary shares issuable, as of September 30, 2003, upon the exercise of options granted under our share option plans.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

We, directly or through agents, may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Any underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act. In addition, our Articles of Association contain provisions allowing us to indemnify our directors and officers against liabilities that they may incur in the course of providing services to us. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to these provisions, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to an issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

VALIDITY OF SECURITIES

Certain legal matters with respect to Israeli law will be passed upon for us by our Israeli counsel, Meitar Liquornik Geva & Leshem Brandwein. Certain legal matters with respect to U.S. law will be passed upon for us by Weil, Gotshal & Manges LLP. A member of Meitar Liquornik Geva & Leshem Brandwein on secondment to M-Systems holds options to acquire 10,000 of our ordinary shares.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2002 and 2001 and for each year in the three-year period ended December 31, 2002, included in the Company's Annual Report on Form 20-F, as amended, for the year ended December 31, 2002 and incorporated by reference in this prospectus and registration statement, have been audited by Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay), a member of Ernst & Young Global, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein which, as to the years 2002 and 2001, are based in part on the reports of other auditors. The financial statements referred to above are included in reliance on such reports given on the authority of such firms as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein, that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed M-Systems, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

5,600,000 Shares

M-Systems Flash Disk Pioneers Ltd.

Ordinary Shares

PROSPECTUS SUPPLEMENT

                                     , 2004

Citigroup

CIBC World Markets

UBS Investment Bank

HSBC

C.E. Unterberg, Towbin

Thomas Weisel Partners LLC